UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
NEUROCHEM ANNOUNCES PRIVATE PLACEMENT OF US$80 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6% SENIOR CONVERTIBLE NOTES AND 5% SENIOR SUBORDINATED CONVERTIBLE NOTES.
EXHIBIT I

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
May 2, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The Material Change Report of Neurochem Inc. (the “Registrant”) dated May 2, 2007, submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-140039).

FORM 51-102F3
MATERIAL CHANGE REPORT
1. NAME AND ADDRESS OF ISSUER
Neurochem Inc. (“Neurochem”)
275 Armand-Frappier Blvd
Laval, Quebec
H7V 4A7 Canada
2. DATE OF MATERIAL CHANGE
May 1, 2007
3. NEWS RELEASE
A news release was issued on May 2, 2007 in Laval, Québec.
4. SUMMARY OF MATERIAL CHANGE
Neurochem announced a private placement of US$80 million aggregate principal amount of convertible notes, consisting of US$40 million of 6% senior convertible notes due in 2027 and US$40 million of 5% senior subordinated convertible notes due in 2012.
5. FULL DESCRIPTION OF MATERIAL CHANGE
Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today a private placement of US$80 million aggregate principal amount of convertible notes, consisting of US$40 million of 6% senior convertible notes due in 2027 and US$40 million of 5% senior subordinated convertible notes due in 2012.
The 6% senior convertible notes have an initial conversion price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to a minimum conversion price of US$6.00 and a maximum conversion price of US$12.68. Neurochem shall, at its option, be entitled to fix a conversion price in certain circumstances upon obtaining shareholder approval. Neurochem will pay interest on the notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion.
The 5% senior subordinated convertible notes shall be subject to mandatory conversion into common shares of Neurochem within 5 days of the effectiveness of a registration statement registering the underlying securities (the “Registration Date”) at a price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares ending on the Registration Date. If the common shares are registered at least 5 business days before the release of certain top-line results concerning the Company’s North American phase III clinical trial for tramiprosate (ALZHEMED™), the conversion price of the 5% senior subordinated convertible notes shall be the lower of US$12.68 and the market price at the time of conversion, subject to a minimum conversion price of US $9.00. If the common shares are not registered within that time period, the minimum conversion price shall be US $6.00. Neurochem will pay interest on the notes until maturity on May 2, 2012, subject to earlier repurchase, redemption or conversion.
In addition, Neurochem will issue warrants to purchase an aggregate of 2,061,371 common shares of Neurochem exercisable until May 2, 2012 at an initial exercise price of US$12.68 per share (“Warrants”), subject to adjustment in certain circumstances, in connection with this transaction.
Neurochem has agreed to file a prospectus and registration statement to qualify the resale of the common shares issuable upon conversion or exercise to become effective within 10 business days of closing of the private placement.
Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures. material agreement.
The placement agent acting in connection with the private placement will receive, as part of its compensation, warrants to purchase 189,274 common shares of Neurochem with an initial exercise price of US$12.68.
6. CONFIDENTIALITY
Not applicable.
7. OMITTED INFORMATION
The full terms of the transaction are set out in the forms of notes, warrant, securities purchase agreement and registration rights agreement filed by Neurochem concurrently herewith.
8. EXECUTIVE OFFICER
For further information, please contact David Skinner, Vice President, General Counsel and Corporate Secretary, at 450-680-4580.
9. DATE OF THIS REPORT
May 2, 2007

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM ANNOUNCES PRIVATE PLACEMENT OF US$80 MILLION
AGGREGATE PRINCIPAL AMOUNT OF 6% SENIOR CONVERTIBLE NOTES
AND 5% SENIOR SUBORDINATED CONVERTIBLE NOTES.
LAVAL, CANADA, May 2, 2007 — Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today a private placement of US$80 million aggregate principal amount of convertible notes, consisting of US$40 million of 6% senior convertible notes due in 2027 and US$40 million of 5% senior subordinated convertible notes due in 2012.
The 6% senior convertible notes have an initial conversion price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares preceding any conversion subject to adjustments in certain circumstances. Neurochem shall, at its option, be entitled to fix a conversion price in certain circumstances upon obtaining shareholder approval. Neurochem will pay interest on the notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion.
The 5% senior subordinated convertible notes shall be subject to mandatory conversion into common shares of Neurochem within 5 days of the effectiveness of a registration statement registering the underlying securities (the “Registration Date”) at a price equal to the lesser of US$12.68 or the 5-day weighted average trading price of the common shares ending on the Registration Date, subject to adjustments in certain circumstances. Neurochem will pay interest on the notes until maturity on May 2, 2012, subject to earlier repurchase, redemption or conversion.
In connection with this transaction, Neurochem will issue warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012 at an initial purchase price of US$12.68 per share (“Warrants”), subject to adjustment in certain circumstances.

Neurochem has agreed to file a prospectus and registration statement to qualify the resale of the common shares issuable upon conversion or exercise to become effective within 10 business days of closing of the private placement.
Neurochem will use the net proceeds from the private placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
The notes, warrants and common shares issuable upon conversion or exercise have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These

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statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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REGISTRATION RIGHTS AGREEMENT
          REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 1, 2007, by and among Neurochem Inc., a corporation incorporated under the laws of Canada, with headquarters located at 275 Armand-Frappier Boulevard, Quebec, Canada H7V 4A7 (the “Company”), and the undersigned buyers (each, a “Buyer”, and collectively, the “Buyers”).
          WHEREAS:
          A. In connection with the Securities Purchase Agreement by and among the Company and the Buyers of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to the Buyers (i) senior convertible notes (the “Senior Notes”), which will, among other things, be convertible into the Company’s common shares with no par value (the “Common Shares”, as converted, the “Senior Conversion Shares”) in accordance with the terms of the Notes, (ii) senior subordinated convertible notes (the “Junior Notes”, and together with the Senior Notes, the “Notes”), which will, among other things, be convertible into the Company’s Common Shares (as converted, the “Junior Conversion Shares”, and together with the Senior Conversion Shares, the “Conversion Shares”) in accordance with the terms of the Junior Notes and (iii) warrants (the “Warrants”), which will be exercisable to purchase Common Shares (as exercised collectively, the “Warrant Shares”).
          B. To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.
          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:
          1. Definitions.
          Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:
               a. “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York are authorized or required by law to remain closed.
               b. “Canadian Prospectus” means a prospectus or prospectuses of the Company filed under Canadian provincial securities laws qualifying the Registrable Securities.
               c. “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.

               d. “CSA” means the Canadian provincial and territorial securities regulatory authorities.
               e. “Effective Date” means the date a Registration Statement has been declared effective by the SEC or has become effective upon filing with the SEC pursuant to Rule 467 under the 1933 Act.
               f. “Effectiveness Deadline” means the date which is ten (10) Business Days after the Closing Date.
               g. “Filing Deadline means 10 Business Days after the Closing Date.
               h. “Investor” means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.
               i. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
               j. “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to the U.S. Multijurisdictional Disclosure System (“MJDS”) and the effectiveness of such Registration Statement(s) upon filing with or pursuant to order by the SEC.
               k. “Registrable Securities” means (i) the Senior Conversion Shares issued or issuable upon conversion of the Senior Notes, (ii) the Conversion Failure Shares (as defined in the Notes) issued or issuable pursuant to the Notes, if any; (iii) the Junior Conversion Shares issued or issuable upon conversion of the Junior Notes, (iv) the Warrant Shares issued or issuable upon exercise of the Warrants, and (v) any equity security of the Company issued or issuable with respect to the Conversion Shares, the Notes, the Conversion Failure Shares, the Warrant Shares or the Warrants as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercises of the Warrants; provided, however, that registerable securities shall not include any Common Shares that have been publicly sold pursuant to a Registration Statement, Rule 144 or Regulation S under the 1933 Act.
               l. “Registration Statement” means the registration statement or registration statements of the Company filed under the 1933 Act covering the Registrable Securities.
               m. “Required Holders” means the holders of at least a majority of the Registrable Securities.

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               n. "Required Registration Amount” means 150% of the sum of (i) the number of Senior Conversion Shares issued and issuable pursuant to the Senior Notes as of the trading day immediately preceding the applicable date of determination, (ii) the number of Junior Conversion Shares issued and issuable pursuant to the Junior Notes as of the trading day immediately preceding the applicable date of determination, (iii) the number of Warrant Shares issued and issuable pursuant to the applicable Warrants as of the trading day immediately preceding the applicable date of determination and (iv) the actual number of Conversion Failure Shares issued or issuable pursuant to the Notes, if any, as of the trading day immediately preceding the applicable date of determination, all subject to adjustment as provided in Section 2(f).
               o. "Rule 415” means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.
               p. "SEC” means the United States Securities and Exchange Commission.
          2. Registration.
               a. Mandatory Registration. The Company shall prepare as soon as practicable and shall use its reasonable best efforts, prior to the Filing Deadline, to file the Canadian Prospectus with the CSA in the form of a base shelf prospectus and any necessary shelf prospectus supplements as contemplated by National Instrument 44-102, Alternative Forms of Prospectus (“NI44-102”), with the SEC the Registration Statement on Form F-10 covering the resale of all of the Registrable Securities pursuant to the MJDS. In the event that MJDS or Form F-10 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares equal to the Required Registration Amount as to the Registrable Securities as of date the Registration Statement is initially filed with the SEC. Neither the Company nor any Subsidiary or affiliate thereof shall identify any Buyer as an underwriter in any public disclosure or filing with the SEC, the CSA or any Principal Market or Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement and Canadian Prospectus. The Registration Statement, and to the extent applicable, the Canadian Prospectus, shall contain (except if otherwise directed by the Required Holders) the “Selling Shareholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B. The Company shall use its reasonable best efforts to have the Registration Statement become effective and to obtain a final MRRS decision document from the CSA as soon as practicable, but in no event later than the Effectiveness Deadline. By 9:30 am on the Business Day following the Effective Date, the Company shall file with the SEC in accordance with the General Instruction II.L. of Form F-10 the prospectus supplement to be used in connection with sales pursuant to the Registration Statement.

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               b. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee of Registerable Securities shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor with respect to the transferred Registerable Securities. Any Common Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.
               c. Legal Counsel. Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 (“Legal Counsel”), which shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated by the Required Holders. The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.
               d. Ineligibility for Form F-10. In the event that Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Company shall maintain, subject to applicable Grace Periods the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC or becomes effective upon filing with the SEC.
               e. Sufficient Number of Common Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(b), the Company shall amend the applicable Registration Statement, or file a new Registration Statement, or both (and make parallel amendments or filings with the CSA, to the extent necessary or advisable), so as to cover at least the Required Registration Amount as of the Trading Day (as defined in the Notes) immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Common Shares available for resale under the Registration Statement is less than the product determined

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by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants and such calculation shall assume that the Notes are then convertible into Common Shares at the then prevailing Conversion Rate (as defined in the Notes) and that the Warrants are then exercisable for Common Share at the then prevailing Exercise Price (as defined in the Warrants).
               f. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement does not become effective on or before the day that is 21 calendar days following the Closing Date (an "Effectiveness Failure”), (ii) subject to Section 3(r) of this Agreement on any day after the Effective Date sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(r)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of Common Shares) (a “Maintenance Failure”) or (iii) any Registrable Securities on and after ten (10) days after they are issued, are not freely tradeable under applicable Canadian provincial securities laws (a “Qualification Failure”) then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to (A) one percent (1.0%) of the aggregate Purchase Price (as such term is defined in the Securities Purchase Agreement) of such Investor’s Registrable Securities included in such Registration Statement on each of the following dates: (i) on the thirtieth day following such Effectiveness Failure (pro rated for periods totaling less than thirty (30) days); (ii) on the thirtieth day following such Maintenance Failure (pro rated for periods totaling less than thirty (30) days); and (iii) on the thirtieth day following such Qualification Failure (pro rated for periods totaling less than thirty (30) days) and (B) two percent (2.0%) of the aggregate Purchase Price on each of the following dates: (i) on the sixtieth day following such Effectiveness Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until such Effectiveness Failure is cured; (ii) on the sixtieth day following such Maintenance Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until such Maintenance Failure is cured; and (iii) on the sixtieth day following such Qualification Failure and every thirtieth day thereafter (pro rated for periods totaling less than thirty (30) days) until such Qualification Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 2(f) are referred to herein as “Registration Delay Payments.” For avoidance of doubt, the parties acknowledge and agree, except as otherwise provided in Section 3(p), that Registration Delay Payments shall apply regardless of any action or inaction by the SEC, the CSA, the TSX (as defined in the Securities Purchase Agreement) or any applicable governmental entity (whether considered capricious or otherwise by the Company and whether in the control of the Company or otherwise). Registration Delay Payments shall be paid on the earlier of (I) the first Business Day after the day such Registration Delay Payments are incurred pursuant to the previous sentence and (II) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make any Registration Delay Payment in a timely

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manner, such Registration Delay Payment shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.
          3. Related Obligations.
          At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(c) or 2(d), the Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:
               a. The Company shall keep each Registration Statement effective at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or any successor thereto) promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”). The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading, except that this obligation shall not apply to any information provided by in writing, or required to be provided and not provided by, any Investor specifically for use in connection with the preparation of a Registration Statement, any prospectus relating to such Registration Statement, or any amendment or supplement thereto.
               b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus amendments or supplements are to be filed pursuant to General Instruction II to Form F-10, as may be necessary to permit sales of the Registrable Securities under the Registration Statement effective at all times during the Registration Period, and the Company shall during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In addition, the Company shall prepare and file with the CSA such supplements and amendments to the Canadian Prospectus as may be required under NI44-102 or applicable Canadian provincial or territorial securities laws throughout the Registration Period, and during such period comply with the requirements of such laws with respect to the disposition of the Registrable Securities.
               c. The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement and the Canadian Prospectus at least three (3) Business Days prior to its filing with the SEC or the CSA and (ii) all amendments and supplements to all Registration Statements within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or Canadian Prospectus or amendment or supplement thereto in a form to which Legal Counsel reasonably objects. The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or CSA or the staff of the SEC or CSA to the Company or its representatives relating to

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any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC or CSA, as the case may be, one copy of any Registration Statement and Canadian Prospectus and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations pursuant to this Section 3.
               d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.
               e. The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.
               f. The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any

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material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement (and/or Canadian Prospectus) to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC or CSA for amendments or supplements to a Registration Statement or Canadian Prospectus, as the case may be, or related prospectus or related information and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement or Canadian Prospectus would be appropriate.
               g. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or Canadian Prospectus, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as reasonable practicable and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.
               h. If any Investor is required under applicable securities laws to be described in the Registration Statement as an underwriter, at the reasonable request of any Investor, the Company shall furnish to such Investor, at such Investor’s expense, on the date of the effectiveness of the Registration Statement or Canadian Prospectus and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to such Investor, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement or Canadian Prospectus, in form, scope and substance as is customarily given in an underwritten public offering, addressed to such Investor.
               i. If any Investor is required under applicable securities laws to be described in the Registration Statement as an underwriter, the Company shall make available for inspection, at such Investor’s expense, by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration

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Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors’ ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.
               j. The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal, provincial or state securities laws or other applicable law, rule or regulation, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or Canadian Prospectus, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.
               k. The Company shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure designation and quotation of all of the Registrable Securities covered by a Registration Statement on The NASDAQ Global Market or (iii) if, despite the Company’s reasonable best efforts to satisfy, the preceding clauses (i) and (ii) the Company is unsuccessful in satisfying the preceding clauses (i) and (ii), to secure the inclusion for quotation on The NASDAQ Capital Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. (“NASD”) as such with respect to such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).
               l. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

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               m. If requested by an Investor, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement or Canadian Prospectus if reasonably requested by an Investor holding any Registrable Securities.
               n. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement or Canadian Prospectus to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.
               o. The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of a Registration Statement. (i) With respect to an earnings statement that will be contained in one report on Form 40-F (or any other form as may then be available for such purpose), such earnings statement shall be made generally available no later than the due date by which the Company is required, pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), to file such report with the SEC; and (ii) with respect to an earnings statement that will be contained in any combination reports on Form 40-F or Form 6-K (or any other form(s) as may then be available for such purpose), such earnings statement shall be made generally available no later than the due date by which the Company is required, pursuant to the 1934 Act, to file the last of such reports which together constitute such earnings statement.
               p. The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.
               q. Within two (2) Business Days after a Registration Statement which covers Registrable Securities becomes or is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.
               r. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC (i) if the Company possesses material, non-public information the disclosure of which at the time is not, in the reasonable discretion of the Company, in the best interest of the Company or (ii) an event described in

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Section 3(f) or 3(g) shall occur (a “Grace Period”), the Company shall promptly (i) notify the Investors in writing of the reason giving rise to a Grace Period (provided that in each notice the Company will not disclose any content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed twenty (20) consecutive days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of forty (40) days and the first day of any Grace Period must be at least five (5) trading days after the last day of any prior Grace Period (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the then-current prospectus included in the applicable Registration Statement, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.
          4. Obligations of the Investors.
               a. Within three (3) Business Days after the date of this Agreement, each Investor, if such Investor is electing to have any of such Investor’s Registrable Securities included in such Registration Statement or Canadian Prospectus, shall provide the Company with the information set forth in Exhibit B. It shall be a condition precedent to the obligations of the Company to file a Registration Statement or Canadian Prospectus pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. After the date of the filing of the Registration Statement and the Canadian Prospectus, each Investor who has elected to have its Registerable Securities included in a Registration Statement or Canadian Prospectus, shall provide such other information reasonably requested by the Company that is necessary to issue or sell such Registerable Securities pursuant to such Registration Statement or Canadian Prospectus.
               b. Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement or Canadian Prospectus.

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               c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g), Section 3(r) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(r) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required or until such Investor receives notice that any applicable stop order or suspension has been lifted. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g), Section 3(r) or the first sentence of 3(f) and for which the Investor has not yet settled.
               d. Each Investor covenants and agrees that it will comply with the prospectus delivery requirements, if any, of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
          5. Expenses of Registration.
          All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company. The Company shall also reimburse the Investors for the fees and disbursements of Legal Counsel in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $20,000.
          6. Indemnification.
          In the event any Registrable Securities are included in a Registration Statement or Canadian Prospectus under this Agreement:
               a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC or CSA, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a

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Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC or CSA, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state, provincial or territorial securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or Canadian Prospectus or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or prospectus or any such amendment thereof or supplement thereto and; (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company if such prospectus was timely made available by the Company pursuant to Section 3(d); and (iii) shall not apply to amounts paid in settlement of any Claim pursuant to this Section 6(a) or Section 7 if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.
               b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not

13

apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.
               c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for all such Indemnified Persons or Indemnified Parties to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of each Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. Each Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to such Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep each Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of any Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of each Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to any Indemnified Person or Indemnified Party

14

under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.
               d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.
               e. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.
          7. Contribution.
          To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.
          8. Reports Under the 1934 Act and Canadian Provincial Securities Laws.
          With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees to:
               a. make and keep public information available, as those terms are understood and defined in Rule 144;
               b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and
               c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

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          The Company will also continue to make all filings and take all actions required to maintain its reporting issues status under applicable Canadian provincial securities laws.
          9. Assignment of Registration Rights.
          The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor’s Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement.
          10. Amendment of Registration Rights.
          Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
          11. Miscellaneous.
               a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the such record owner of such Registrable Securities.
               b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

16

     If to the Company:
Neurochem Inc.
275 Armand-Frappier Boulevard
Laval, Quebec H7V 4A7
Canada
Telephone: (450) 680-4500
Facsimile: (450) 680-4501
Attention: Chief Executive Officer
With a copy (for informational purposes only):
Davies Ward Phillips & Vineberg LLP
1501 McGill College Ave.
Montreal, Quebec H3A 3N9
Canada
Telephone: (514) 841-6400
Facsimile: (514) 841-6499
Attention: Richard D.Cherney & Neil Kravitz
     If to Legal Counsel:
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000
Facsimile: (212) 593-5955
Attention: Eleazer N. Klein, Esq.
If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
               c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

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               d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. The Company hereby appoints CT Corporation with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent for service of process in New York. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
               e. This Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.
               f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.
               g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
               h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

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               i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
               j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.
               k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.
               l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
               m. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are payable in United States Dollars. All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate (as defined in the Securities Purchase Agreement) on the date of calculation.
               n. The obligations of each Buyer hereunder are several and not joint with the obligations of any other Buyer, and no provision of this Agreement is intended to confer any obligations on any Buyer vis-à-vis any other Buyer. Nothing contained herein, and no action taken by any Buyer pursuant hereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.
* * * * * *

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          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY: NEUROCHEM INC.
By:
Name:
Title:

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS: HUDSON BAY FUND LP
By:
Name:
Title:

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

BUYERS: HUDSON BAY OVERSEAS FUND LTD
By:
Name:
Title:

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

JP MORGAN OMNI SPC, Ltd. — BIOV1 SEGREGATED PORTFOLIO BY: Hudson Bay Capital Management LP, its investment advisor

Name:
Title:

SCHEDULE OF BUYERS

	Buyer’s Address	Buyer’s Representative’s
Buyer	and Facsimile Number	Address and Facsimile Number

Hudson Bay Fund, LP	120 Broadway, 40th Floor
New York, New York 10271
Attention: Yoav Roth
                   May Lee
Facsimile: 212-571-1279
Telephone: 212-571-12444
Residence: United States
E-mail: yroth@hudsonbaycapital.com
	mlee@hudsonbaycapital.com	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attn: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2000

Hudson Bay Overseas Fund, Ltd.	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth May Lee Facsimile: 212-571-1279 Telephone: 212-571-12444 E-mail: yroth@hudsonbaycapital.com mlee@hudsonbaycapital.com	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attn: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2000

J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio	120 Broadway, 40th Floor New York, NY 10271 Email: investments@hudsonbaycapital.com

Tang Capital Partners, LP	4401 Eastgate Mall San Diego, CA 92121

Enable Growth Partners LP	One Ferry Building, Suite 255 San Francisco, CA 94104 Email: boneil@enablecapital.com

Enable Opportunity Partners LP	One Ferry Building, Suite 255 San Francisco, CA 94104

	Buyer’s Address	Buyer’s Representative’s
Buyer	and Facsimile Number	Address and Facsimile Number

Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	Radcliffe SPC, Ltd. for and on behalf
of the Class A Segregated Portfolio
c/o RG Capital Management, L.P.
3 Bala Plaza — East, Suite 501
Bala Cynwyd, PA 19004
Facsimile: (610) 617-0580
Telephone: (610) 617-5900
Email: chinkel@radcliffefunds.com
gstahlecker@radcliffefunds.com
	ops@radcliffefunds.com	Drinker Biddle & Reath, LLP One Logan Square 18th & Cherry Streets Philadelphia, PA 19103 Attn: Stephen T. Burdumy Telephone: (215) 988-2880 Facsimile: (215) 988-2757 Email: Stephen.burdumy@dbr.com

Capital Ventures International by: Heights Capital Management, Inc. its authorized agent	c/o Heights Capital Management 101 California Street, Suite 3250 San Francisco, CA 94111 Email: martin.kobinger@siq.com martin.hoe@siq.com Andrew.singer@siq.com

Portside Growth and Opportunity Fund	c/o Ramius Capital Group, LLC 666 Third Avenue, 26th Floor New York, NY 10017 Email: jsmith@ramius.com tzanios@ramius.com OLittman@ramius.com nwu@ramius.com

JGB Capital, L.P.

JGB Offshore Ltd.

Iroquois Capital, L.P.

EXHIBIT A
FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT
Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Attention:
          Re: Neurochem Inc.
Ladies and Gentlemen:
          [We are][I am] counsel to Neurochem Inc., a Canadian corporation (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders senior convertible notes (the “Senior Notes”) convertible into the Company’s common shares, no par value (the “Common Shares”), senior subordinated convertible notes (the “Junior Notes”, and together with the Senior Notes, the “Notes”) convertible into the Company’s common shares of the Company’s Common Shares and warrants exercisable for Common Shares (the “Warrants”) which will be convertible into Common Shares. Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Common Shares issuable upon conversion of the Notes, Common Shares issuable as Conversion Failure Shares pursuant to the Notes and the Common Shares issuable upon exercise of the Warrants, under the Securities Act of 1933, as amended (the “1933 Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on ______ ___, 200_, the Company filed a Registration Statement on Form F-10 (File No. 333-___) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.
          In connection with the foregoing, [we][I] advise you that pursuant to the U.S. Multijurisdictional Disclosure System, the Registration Statement has become effective under the 1933 Act on [ENTER DATE OF EFFECTIVENESS] and [we][I] have no knowledge, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

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          This letter shall serve as our standing opinion to you that the Common Shares are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of Common Shares to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated ______ ___, 200_. This letter shall serve as our standing opinion with regard to this matter.

Very truly yours, [ISSUER’S COUNSEL]
By:

CC: [LIST NAMES OF HOLDERS]

2

EXHIBIT B
SELLING SHAREHOLDERS
     The Common Shares being offered by the selling shareholders are those issuable upon conversion of the senior convertible notes and the senior subordinated convertible notes which were issued by the Company pursuant to a Securities Purchase Agreement dated as of May       , 2007, upon exercise of warrants issued by the Company in connection with that same transaction and those issued as conversion failure shares pursuant to the terms of the notes. For additional information regarding the issuances of those senior convertible notes, senior subordinated convertible notes, warrants and conversion failure shares, see “Private Placement of Senior Convertible Notes, Junior Convertible Notes and Warrants” above. We are registering the common shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Senior Convertible Notes, the Junior Convertible Notes and the Warrants issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.
     The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The second column lists the number of Common Shares beneficially owned by each selling shareholder, based on its ownership of the convertible notes and warrants, as of                     , 200   , assuming conversion of all convertible notes and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.
     The third column lists the Common Shares being offered by this prospectus by the selling shareholders.
     In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus generally covers the resale of at least 150% of the sum of (i) the number of Common Shares issuable upon conversion of the senior convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (ii) the number of Common Shares issuable upon conversion of the senior subordinated convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC, (iii) the actual number of Conversion Failure Shares issued or issuable pursuant to the Notes, if any, as of the trading day immediately preceding the applicable date of determination and (iv) the number of Common Shares issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.
     Under the terms of the senior convertible notes and the warrants, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates and joint actors, to

1

beneficially own a number of Common Shares which would exceed 9.99% of our then outstanding Common Shares following such conversion or exercise, excluding for purposes of such determination Common Shares issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares
	Owned Prior to	Pursuant to this	Owned After
Name of Selling Shareholder	Offering	Prospectus	Offering

Hudson Bay Fund LP (1)			0

Hudson Bay Overseas Fund LTD (2) J.P. Morgan Omni SPC, Ltd. — BIOV1 Segregated Portfolio

Tang Capital Partners, LP

Enable Growth Partners LP

Enable Opportunity Partners LP Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio Capital Ventures Internationalby: Heights Capital Management, Inc.its authorized agent

Portside Growth and Opportunity Fund

JGB Capital, L.P.

JGB Capital Offshore Ltd.

Iroquois Capital, L.P.

(1)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(2)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

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PLAN OF DISTRIBUTION
     We are registering the Common Shares issuable upon conversion of the senior convertible notes and the senior subordinated convertible notes, as conversion failure shares pursuant to the terms of the Notes and upon exercise of the warrants held by the selling shareholders to permit the resale of these Common Shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares.
     The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

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•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.
     The selling shareholders may pledge or grant a security interest in some or all of the senior convertible notes, warrants, or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment or supplement to this prospectus the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

4

     There can be no assurance that any selling shareholder will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.
     We will pay all expenses of the registration of the Common Shares pursuant to the registration rights agreement, estimated to be $[          ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders may be entitled to contribution. The selling shareholders have agreed to indemnify us against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.

5

SECURITIES PURCHASE AGREEMENT
     SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of May 1, 2007, by and among Neurochem Inc., a corporation incorporated under the laws of Canada, with headquarters located at 275 Armand-Frappier Boulevard Laval, Quebec H7V 4A7, Canada (the “Company”), and the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).
     WHEREAS:
     A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.
     B. The Company has authorized (i) senior convertible notes of the Company, which notes shall be convertible into the Company’s common shares, without par value (the “Common Shares”), in accordance with the terms of such notes, such terms being set forth in the form attached hereto as Exhibit A and (ii) senior subordinated convertible notes of the Company, which notes shall be convertible into the Company’s Common Shares, in accordance with the terms of such notes, such terms being set forth in the form attached hereto as Exhibit B.
     C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the “Senior Notes”), set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers (which aggregate amount for all Buyers shall be $40,000,000) (issued upon conversion and/or redemption of the Notes, as referred to herein collectively, as the “Senior Conversion Shares”), (ii) that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit B (the “Junior Notes,” and together with the Senior Notes, the “Notes”), set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers (which aggregate amount for all Buyers shall be $40,000,000) (issued upon conversion and/or redemption of the Junior Notes, as referred to herein collectively, as the “Junior Conversion Shares,” and together with the Senior Conversion Shares, the “Conversion Shares”), (iii) warrants, in substantially the form attached hereto as Exhibit C (the “Series A Warrants”), to acquire up to that number of additional Common Shares set forth opposite such Buyer’s name in column (5) of the Schedule of Buyers (as exercised, collectively, the “Series A Warrant Shares”) and (iv) warrants, in substantially the form attached hereto as Exhibit C (the “Series B Warrants,” and together with the Series A Warrants, the “Warrants”), to acquire up to that number of additional Common Shares set forth opposite such Buyer’s name in column (6) of the Schedule of Buyers (as exercised, collectively, the “Series B Warrant Shares,” and together with the Series A Warrant Shares, the “Warrant Shares”).
     D. The Company may be required to make certain payments upon a failure to deliver common shares upon conversion of the Notes, which at the option of the Company, subject to certain conditions, may be paid in Common Shares (“Conversion Failure Shares”).

     E. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit D (as amended or modified from time to time, the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Conversion Shares, the Conversion Failure Shares and the Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.
     F. The Notes, the Conversion Shares, Conversion Failure Shares, the Warrants and the Warrant Shares are collectively referred to herein as the “Securities”.
     NOW, THEREFORE, the Company and each Buyer hereby agree as follows:
     1. PURCHASE AND SALE OF NOTES, SHARES AND WARRANTS.
               (a) Purchase of Notes and Warrants.
     (i) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company, (A) Senior Notes in an aggregate principal amount as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers, (B) Junior Notes in an aggregate principal amount as is set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers, (C) Series A Warrants to acquire up to that number of Series A Warrant Shares as is set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers and (D) Series B Warrants to acquire up to that number of Series B Warrant Shares as is set forth opposite such Buyer’s name in column (6) on the Schedule of Buyer (the “Closing”).
     (ii) Purchase Price. The aggregate purchase price for the Notes and the Warrants to be purchased by each such Buyer at the Closing (the “Purchase Price”) shall be the amount set forth opposite each Buyer’s name in column (7) of the Schedule of Buyers. Each Buyer shall pay $1,000 for each $1,000 of principal amount of Senior Notes and related Series A Warrants and $1,000 for each $1,000 of principal amount of Junior Notes and related Series B Warrants to be purchased by such Buyer at the Closing. The Buyers and the Company mutually agree that (A) the allocation of the portion of the Purchase Price relating to the Senior Notes and the Series A Warrants for Canadian and United States tax purposes shall result in an aggregate amount of $20,000 allocated to the Series A Warrants and the balance of that portion of the Purchase Price shall be allocated to the Senior Notes, and (B) the allocation of the portion of the Purchase Price relating to the Junior Notes and the Series B Warrants for Canadian and United States for purposes shall result in an aggregate amount of $30,000 allocated to the Series B Warrants and the balance of that portion of the Purchase Price shall be allocated to the Junior Notes and neither the Buyers nor the Company shall take any position inconsistent with such allocations in any tax return or in any judicial or administrative proceeding in respect of taxes.
               (b) Closing Date. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City Time, on the date hereof after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and each Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

               (c) Form of Payment. On the Closing Date, each Buyer shall pay its respective Purchase Price to the Company for the Notes and the Warrants, respectively, to be issued and sold to such Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions. At the Closing, the Company shall deliver to each Buyer (A) the Notes (allocated in the principal amounts as such Buyer shall request) that such Buyer is then purchasing and (B) the Warrants (allocated in the amounts as such Buyer shall request) that such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.
          2. BUYER’S REPRESENTATIONS AND WARRANTIES.
               Each Buyer represents and warrants, with respect to only itself, that:
               (a) No Public Sale or Distribution. Such Buyer is acquiring the Notes and the Warrants and upon conversion of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion of the Notes, the Conversion Failure Shares issuable pursuant to the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the “Canadian Securities Laws”), as applicable; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.
               (b) Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. Such Buyer is also an “accredited investor” within the meaning National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators. Such Buyer will not, after giving effect to the transactions contemplated hereby, beneficially own more than 9.9% of the Common Shares.
               (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from (i) the registration requirements of United States federal and applicable state securities laws and the registration and prospectus requirements of applicable Canadian Securities Laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.
               (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of and receive answers from the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk and uncertainty, and the Buyer has the capability and financial ability to bear such risk and uncertainty, including a potential loss of its investment. Such Buyer has sought such accounting, legal, tax and other advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer understands that the action date for FDA’s review of the New Drug Application (“NDA”) for eprodisate (KIACTATM) for the treatment of Amyloid A (AA) amyloidosis, has been extended to July 16, 2007 and that the database for the North American Phase III clinical trial for tramiprosate (ALZHEMEDTM) for the treatment of Alzheimer’s disease has been locked, and that the outcome of the FDA’s review of KIACTA or the analysis of the database of clinical trials of ALZHEMED is uncertain. Such Buyer understands that the Company may have access to information that has not been fully analyzed or that is subject to confirmation and further investigation. Such Buyer agrees that, except for disclosures required by Canadian and United States federal securities laws applicable to the Company, the Company has no obligation to provide such Buyer with information concerning the status of either such matter, beyond what the Company has publicly disclosed, and the Buyer has not relied on the Company for any such information. The foregoing shall not modify, amend or effect such Buyer’s right to rely on the Company’s representations and warranties contained herein.
               (e) No Governmental Review. Such Buyer understands that no United States or Canadian federal, state or provincial agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
               (f) Transfer or Resale. Such Buyer understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified by prospectus under Canadian Securities Laws; (ii) such Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants, Warrant Shares or Conversion Failure Shares such Notes, Conversion Shares, Warrants, Warrant Shares or Conversion Failure Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act; (B) to the Company; (C) outside the United States in accordance with Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company with a written certificate or other reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws (as defined below).
               (g) Legends. Such Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares, the Conversion Failure Shares and the Warrant Shares have been registered under the 1933 Act, the stock certificates representing the Conversion Shares, the Conversion Failure Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates):
[NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEUROCHEM INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company is a “foreign issuer,” within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Regulation S, such legend may be removed by providing a declaration to the Company that such shares may be sold pursuant to Regulation S or (iv) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144(k) or have been sold under Rule 144. If the Company shall fail for any reason or for no reason to issue to the holder of the Securities within three (3) Trading Days (as defined in the Warrants) (after the holder has provided reasonable evidence to the Company of the occurrence of any of (i) through (iv) above, a certificate without such legend to the holder or to issue such Securities to such holder by electronic delivery at the applicable balance account at DTC (as defined below), and if on or after such Trading Day the holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of such Securities that the holder anticipated receiving without legend from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the holder’s request and in the holder’s discretion, either (i) pay cash to the holder in an amount equal to the holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such unlegended Securities shall terminate, or (ii) promptly honor its obligation to deliver to the holder such unlegended Securities as provided above and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Bid Price on the date of exercise.
               (h) Canadian Legends. Such Buyer understands that the certificates or other instruments representing the Securities, shall bear a legend set forth below:
“UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 3, 2007.”
The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities at the earlier of the date the Securities are qualified for public distribution under applicable Canadian Securities Laws and anytime on or after September 3, 2007.
               (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
               (j) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

               (k) Residency. Such Buyer is a resident of that jurisdiction specified in its address on the Schedule of Buyers.
               (l) Compliance with SEC Telephone Interpretation. Such Buyer acknowledges the SEC’s position set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance, and such Buyer will adhere to such position with respect to trades occurring within the United States.
          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
               The Company represents and warrants to each of the Buyers as follows:
               (a) Organization and Qualification. Each of the Company and its “Subsidiaries” (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns a majority of the capital stock or holds an equity or similar interest (other than the Company’s minority ownership interest in 4166591 Canaba ( also known as Innodia Holdco) or Innodia Inc.) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company or its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or the other Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents. The Company has no Subsidiaries except as set forth on Schedule 3(a). As used in this Agreement, “Material Subsidiaries” means Neurochem US LLC and Neurochem (International) Limited.
               (b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes, the reservation for issuance and issuance of the Conversion Failure Shares issuable pursuant to the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Board of Directors (or similar governing body) of the Company as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii)

the filing of a Form D with respect to the Notes and the Warrants as required under Regulation D and (iii) such filings required under applicable securities or “Blue Sky” laws of the states of the United States and applicable Canadian Securities Laws (all of the foregoing, the “Required Approvals”), no further filing, consent, or authorization is required by the Company or its Boards of Directors and/or shareholders, other than the Shareholder Approval. This Agreement and the other Transaction Documents have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
               (c) Issuance of Securities. The issuance of the Notes and the Warrants are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable as Conversion Failure Shares pursuant to the terms of the Notes, (ii) issuable upon conversion, amortization or redemption for Common Shares of the Notes and (iii) issuable upon exercise of the Warrants. Upon issuance or conversion in accordance with the Notes or exercise in accordance with the Warrants, as the case may be, the Conversion Shares, Conversion Failure Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws.
               (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Warrants and reservation for issuance and issuance of the Conversion Shares, the Conversion Failure Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Company or any of its Material Subsidiaries, the bylaws or any of the organizational documents of the Company or any of its Material Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any material respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its Material Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations of the Toronto Stock Exchange (the “TSX”) or The NASDAQ Global Market (“NASDAQ,” and collectively with the TSX, the “Principal Markets” and individually, each a “Principal Market”)) applicable to the Company or by which any property or asset of the Company is bound or affected.
               (e) Consents. Except as set forth on Schedule 3(e), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Company of a listing application for the Conversion Shares, the Conversion Failure Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets. The Company is unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is in material compliance with the listing requirements of either of the Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.
               (f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an “affiliate” of the Company or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of the Company, a “beneficial owner” of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation of the Company and its representatives, including, without limitation, the Agent (as defined below).
               (g) No General Solicitation; Placement Agent’s Fees. Neither the Company nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged Rodman & Renshaw, LLC as placement agent (the “Agent”) in connection with the sale of the Securities. Other than the Agent, Fortis Securities LLC and Loewen, Ondaatje McCutcheon USA Limited , neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.
               (h) No Integrated Offering. None of the Company, it Subsidiaries, any of their affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, it Subsidiaries, any of their affiliates, or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.
               (i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes, the Conversion Failure Shares issuable pursuant to the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, subject to Shareholder Approval for issuances in excess of the Exchange Cap (as defined in the Notes and the Warrants), absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.
               (j) Application of Takeover Protections; Rights Agreement. The Company has no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provisions which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.
               (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the “CSA”) pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC-CSA Documents”). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of all material SEC-CSA Documents not available on the EDGAR and SEDAR systems. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained or, as amended or supplemented, presently contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC-CSA Documents, including, without limitation, information referred to in Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.
               (l) Absence of Certain Changes. Except as disclosed in Schedule 3(l), since December 31, 2006, there has been no material adverse change and no material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Since December 31, 2006, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital improvements (excluding patents), individually or in the aggregate, in excess of $500,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy or insolvency law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), “Insolvent” means, with respect to any Person (as defined in Section 3(s)), any Person (i) who is for any reason unable to meet its obligations as they generally become due or (ii) who has ceased paying its current obligations in the ordinary course of business as they generally become due.
               (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, or development or circumstance other than in the ordinary course of business has occurred or exists, or is contemplated to occur herein with respect to the Company, its Material Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws which has not been publicly announced. The Company is not required to make under applicable securities laws, and therefore has not made, any forward-looking disclosure or guidance to the Buyers, including, but not limited to, forward-looking disclosure relating to cash flows, expenses, revenues or any other forward-looking financial projections or statements. The Buyers acknowledge that they have chosen not be provided with, and have not been provided with, any such forward-looking information or guidance, or information concerning the Company’s financial statements or financial results as of and for the quarter ended March 31, 2007. The foregoing shall not modify, amend or effect such Buyer’s right to rely on the Company’s representations and warranties contained herein.
               (n) Conduct of Business; Regulatory Permits. (i) Neither the Company nor its Material Subsidiaries is in violation of any term of or in default under its Articles of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or Bylaws or their organizational charter or certificate of incorporation or bylaws, respectively; and (ii) except where it would not result in a Material Adverse Effect, neither the Company nor any of its Material Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Material Subsidiaries. Neither the Company nor any of its Material Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. During the two (2) years prior to the date hereof, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets other than a trading halt during the Trading Day imposed by Market Regulation Services, Inc. for pending news by the Company and (iii) the Company has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Company and its Material Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Company is a reporting issuer in good standing under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the “POP System”).
               (o) Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
               (p) Sarbanes-Oxley Act. The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.
               (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options pursuant to the Company’s approved stock plan, as disclosed on Schedule 3(q), none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.
               (r) Equity Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 38,779,333 are issued and outstanding, 5,067,417 shares are reserved for issuance pursuant to the Company’s stock option and purchase plans and 2,134,471 shares are reserved for issuance pursuant to securities (other than the Notes and the Warrants) exercisable or exchangeable for, or convertible into,

Common Shares and (ii) an unlimited number of preferred shares, without par value, of which as of the date hereof none of which is issued and outstanding or reserved for issuance. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Company’s share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Material Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.
               (s) Indebtedness and Other Contracts. Except as disclosed in the Company’s Annual Report on Amendment No. 3 to Form 40-F/A, as of December 31, 2006, neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below) in excess of $500,000, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. The Company’s Annual report on Amendment No.3 to Form 40-F/A contains a detailed description of the material terms of any such outstanding Indebtedness as of December 31, 2006. The Company has not incurred any Indebtedness for borrowed money since December 31, 2006. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with Canadian generally accepted accounting principles (other than trade payables and accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with Canadian generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
               (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Material Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company’s Subsidiaries or any of the Company’s or its Material Subsidiaries’ officers or directors in their capacities as such.
               (u) Insurance. The Company and each of its Material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Material Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Material Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
               (v) Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. No executive officer of the Company or any of its Material Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary.

No executive officer of the Company or any of its Material Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.
     (ii) The Company and its Material Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
               (w) Title. The Company and its Material Subsidiaries do not own any real property. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Material Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Material Subsidiaries. Any real property and facilities held under lease by the Company or any of its Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.
               (x) Intellectual Property Rights. The Company and its Material Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, original works of authorship, trade secrets and other intellectual property rights and all applications related thereto (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. The Company does not have any knowledge of any infringement by the Company or any of its Material Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or any of its Material Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which could reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings (other than frivolous claims, actions or proceedings not known to the Company). The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.
               (y) Environmental Laws. The Company and its Subsidiaries (i) are in material compliance with any and all applicable Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all United States and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.
               (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.
               (aa) Tax Status. Except as set forth in Schedule 3(aa), the Company and each of its Subsidiaries (i) has made or filed all foreign, United States and Canadian federal, state and provincial income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except in each case where the failure to make or file any return, report or declaration, or to pay or set aside any amount, would not have a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and neither the officers of the Company nor the officers of its Material Subsidiaries know of any basis for any such claim.
               (bb) Internal Accounting and Disclosure Controls. Except as set forth on Schedule (bb), the Company and each of its Material Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act) that provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Company nor any of its Material Subsidiaries have received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Company or any of its Material Subsidiaries.

               (cc) Off Balance Sheet Arrangements. Except as set forth in Schedule 3(cc), there is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.
               (dd) Ranking of the Senior Notes. No Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise, other than the Senior Notes, that will rank senior to the Junior Notes and the Company’s 6% Convertible Senior Unsecured Notes due 2026 (the “November Notes”), which will rank senior to the Junior Notes and pari passu with the Senior Notes.
               (ee) Share Freely Tradeable. The Conversion Shares, the Warrant Shares and Conversion Failure Shares will be freely tradeable on the TSX from and after the earlier of the date the Securities are qualified for public distribution under the applicable Canadian Securities Laws and September 3, 2007.
               (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.
               (gg) Acknowledgement Regarding Buyers’ Trading Activity. It is understood and acknowledged by the Company (i) that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that any Buyer, and counterparties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iii) that each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction. The Company further understands and acknowledges that one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares and the Warrant Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.
               (hh) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (except for the Agent and other placement agents as disclosed in Section 3(g) hereof), or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

               (ii) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.
               (jj) U.S. Real Property Holding Corporation. The Company is not, has never been, and so long as any Securities remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Buyer’s request.
               (kk) NASDAQ. With respect to the transactions contemplated hereby, the Company has satisfied the home country practice requirements of The NASDAQ Global Market pursuant to Rule 4350(a) of the NASDAQ Rules or has otherwise complied with the NASDAQ Rules.
               (ll) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in the securities of the Company. All disclosure provided to the Buyers regarding the Company and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected in a subsequent press release. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.
          4. COVENANTS.
               (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 4, 6 and 7 of this Agreement.
               (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D within fifteen (15) calendar days following the Closing Date and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States and the applicable Canadian Securities Laws following the Closing Date.
               (c) Reporting Status. Until the date on which the Buyers shall have sold all the Conversion Shares, the Conversion Failure Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Company shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System.
               (d) Use of Proceeds. The Company shall use the proceeds from the sale of the Securities for working capital purposes.
               (e) Financial Information. The Company agrees to send the following to each Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile copies of all press releases issued by the Company, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.
               (f) Listing. The Company shall promptly secure the listing of all of the Conversion Shares, Conversion Failure Shares and Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares is then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares, Conversion Failure Shares and Warrant Shares from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Common Shares’ authorization for quotation on each of the Principal Markets. The Company shall not take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).
               (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Hudson Bay Fund LP (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer prior to the date of this Agreement) to cover actual expenses reasonably incurred by Hudson Bay Fund LP or any professionals engaged by Hudson Bay Fund LP in relation to due diligence and investment documentation, in an amount not to exceed $205,000 (in addition to the $35,000 expense amounts paid to any Buyer prior to the date of this Agreement), which entire amount may be withheld by such Buyer from its Purchase Price at the Closing. To the extent that the actual expenses incurred by Hudson Bay Fund LP or any professionals engaged by Hudson Bay Fund LP in relation to due diligence and investment documentation do not to equal or exceed $220,000, Hudson Bay Fund LP shall promptly return any excess withheld at the Closing to the Company. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.
               (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer, successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.
               (i) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York time, on the first Business Day following the date of this Agreement, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of each of the Notes, the forms of Warrants and the Registration Rights Agreement) as exhibits to such filing (including all attachments, the “6-K Filing”) and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the “Material Change Report”). From and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, no Buyer shall be in possession of any material, nonpublic information received from the Company or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. Unless a buyer requests in writing to receive material nonpublic information pursuant to Section 3(i) of the Registration Rights Agreement, the Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the 6-K Filing with the SEC and the Material Change Report with the CSA without the express written consent of such Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries, it may provide the Company with written notice thereof. The Company shall within four (4) Trading Days of receipt of such notice (unless the Company provides such Buyer, after consultation with, and agreement of, its outside legal counsel, with a written statement that the information in question is not material nonpublic information of the Company or its Subsidiaries), make public disclosure of such material, nonpublic information. Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of any applicable Buyer, neither the Company nor any of its Subsidiaries shall disclose the name of any Buyer in any filing, announcement, release or otherwise, provided, however, that the Company may file the Transaction Documents, as an exhibit to the Company’s Material Change Report and the 6-K Filing, which reference the Buyers by name.
               (j) Restriction on Redemption and Cash Dividends. So long as any Notes or Warrants are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Senior Notes.
               (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant any Common Shares in excess of that number of Common Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company’s obligations under the rules or regulations of either of the Principal Markets (without giving effect to the Exchange Cap provisions set forth in the Notes and the Warrants).
               (l) Corporate Existence. So long as any Buyer beneficially owns any Notes or Warrants, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company’s assets and shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.
               (m) Reservation of Common Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the sum of 150% of the sum of the maximum number of Common Shares (i) issuable upon conversion of all of the Notes, (ii) issuable as Conversion Failure Shares pursuant to the terms of the Notes and (iii) issuable upon exercise of the Warrants (without taking into account any limitations on the conversion of the Notes set forth in the Notes or exercise of the Warrants set forth in the Warrants).
               (n) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.
               (o) Additional Registration Statements. Until the date that is six (6) months after the Effective Date (as defined in the Registration Rights Agreement), the Company shall not file a registration statement under the 1933 Act or prospectus in Canada relating to securities that are not the Securities, except that the Company may file one or more prospectus supplements and post-effective amendments relating to the F-10 Registration Statement (333-140039) relating to the sale of the November Notes and the Common Shares issuable upon conversion of such Notes, provided, however, that the Company shall not increase the number of securities registered for sale or resale thereunder.

               (p) Additional Issuances of Securities.
               (i) For purposes of this Section 4(p), the following definitions shall apply.
                    (A) “Convertible Securities” means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Shares.
                    (B) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
                    (C) “Common Shares Equivalents” means, collectively, Options and Convertible Securities.
               (ii) From the date hereof until the date that is six (6) months following the Effective Date (the “Trigger Date”), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”).
               (iii) The restrictions contained in subsection (ii) of this Section 4(p) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).
               (q) Shareholder Approval. The Company shall provide each shareholder entitled to vote at a special or annual meeting of shareholders of the Company (the “Shareholder Meeting”), which shall be promptly called and held not later than six (6) months after the Closing Date (the "Shareholder Meeting Deadline”), a proxy statement, substantially in the form which has been previously reviewed by the Buyers and Schulte Roth & Zabel LLP, at the expense of the Company, not to exceed $5,000, soliciting each such shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions providing for the Company’s issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of NASDAQ and the Toronto Stock Exchange (such affirmative approval being referred to herein as the “Shareholder Approval” and the date of such Shareholder Approval shall be referred to as the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions (which efforts shall include, without limitation, the requirement to hire a reputable proxy solicitor) and to cause the Board of Directors of the Company to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained on or prior to the Shareholder Meeting Deadline, the Company shall cause an additional Shareholder Meeting to be held each semi-annual period thereafter until such Shareholder Approval is obtained or until such Shareholder Approval is no longer required under the rules and regulations of the Principal Markets or is no longer required to eliminate restrictions on the issuance of Common Shares pursuant to the Notes or Warrants.
               (r) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares, may be tacked onto the holding period of the Notes and Company agrees not to take a position contrary to this Section 4(r).
               (s) Equity Line. Until the six (6) month anniversary of the Closing Date, the Company shall not issue or sell any Common Shares pursuant to its equity line of credit facility entered into by the Company and Cityplatz Limited in August 2006.
               (t) Lock-Up. The Company shall not amend or waive any provision of any of the Lock-Up Agreements (as defined below).
               (u) TSX Approval. The Company shall not take any of the following actions: (i) effect any Corporate Event (as defined in the Notes and Warrants) without obtaining approvals pursuant to the rules and regulations of the TSX with respect to the adjustment provisions pertaining thereto contained in Section 4(b) of the Warrants, Section 5(b)(ii) of the Senior Notes and Section 5(b)(ii) of the Junior Notes, (ii) effect any Other Event (as defined in the Notes and Warrants) without obtaining approvals pursuant to the rules and regulations of the TSX with respect to the adjustment provisions pertaining thereto contained in Section 2.1(d) of the Warrants, Section 7(e) of the Senior Notes and Section 7(c) of the Junior Notes, (iii) grant, issue or sell any Purchase Rights (as defined in the Notes and the Warrants) without obtaining approvals pursuant to the rules and regulations of the TSX with respect to the adjustment provisions pertaining thereto contained in Section 4(a) of the Warrants, Section 6 of the Senior Notes and Section 6 of the Junior Notes, (iv) grant, issue, sell or agree to grant, issue or sell any security pursuant to its equity line of credit facility entered into by the Company and Cityplatz Limited in August 2006 for a consideration per Common Share less than the higher of the applicable Conversion Price or Exercise Price without obtaining approvals pursuant to the rules and regulations of the TSX with respect to the adjustment provisions pertaining thereto contained in Section 2.1(c) of the Warrants, Section 7(d) of the Senior Notes and Section 7(b) of the Junior Notes, (v) issue, grant, sell or agree to issue, grant or sell any securities convertible, exercisable or exchangeable for Common Shares at a Variable Price (as defined in the Notes and the Warrants) without obtaining approvals pursuant to the rules and regulations of the TSX without the prior approval of the TSX with respect to the adjustment provisions pertaining thereto contained in Section 2.1(c) of the Warrants, Section 7(d) of the Senior Notes and Section 7(b) of the Junior Notes or (vi) effect any Dilutive Issuance without obtaining all applicable approvals pursuant to the rules and regulations of the TSX with respect to the adjustment provisions pertaining thereto in Section 2.1 of the Warrants and Section 7(a) of the Senior Notes.
          5. REGISTER; TRANSFER AGENT INSTRUCTIONS.
               (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.
               (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares, the Conversion Failure Shares and the Warrant Shares issued upon conversion of the Notes or exercise of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit E attached hereto (the “Irrevocable Transfer Agent Instructions”). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and the Company shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares, Conversion Failure Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.
          6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.
               The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:
               (a) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.
               (b) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Hudson Bay Fund LP , the amounts withheld pursuant to Section 4(g)) for the Notes and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.
               (c) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time

(except for representations and warranties that speak as of a specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.
          7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.
          The obligation of each Buyer hereunder to purchase the Notes and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:
               (a) The Company shall have duly executed and delivered to such Buyer: (A) the Notes (in such principal amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement, (B) the related Warrants (allocated in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement and (C) each of the other Transaction Documents.
               (b) Such Buyer shall have received the opinion of Davies Ward Phillips & Vineberg LLP, the Company’s outside Canadian counsel, dated as of the Closing Date, in substantially the form of Exhibit F-1 attached hereto.
               (c) Such Buyer shall have received the opinion of Davies Ward Phillips & Vineberg LLP, the Company’s outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.
               (d) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit E attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.
               (e) The Company shall have delivered to such Buyer a certificate evidencing the existence and good standing of the Company and Neurochem US LLC in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.
               (f) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s Board of Directors in a form attached hereto as Exhibit G, (ii) the Articles of Incorporation, as in effect at the Closing and (iii) the Bylaws, as in effect at the Closing, in the form attached hereto as Exhibit H.
               (g) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit I.
               (h) The Company shall have delivered to such Buyer a letter from the Company’s transfer agent certifying the number of Common Shares outstanding as of a date within five days of the Closing Date.
               (i) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or (B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.
               (j) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.
               (k) The Company shall have delivered to each Buyer a lock-up agreement in the form attached hereto as Exhibit J executed and delivered by each officer of the Company (collectively, the “Lock Up Agreements”).
               (l) The Company shall have delivered to each Buyer a voting agreement in the form attached hereto as Exhibit K with the shareholders listed on Appendix A thereto.
               (m) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.
               (n) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.
          8. TERMINATION.
          In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company’s, or such Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, this if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

          9. MISCELLANEOUS.
               (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
               (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.
               (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
               (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
               (e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.
               (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
               If to the Company:
                          Neurochem Inc.
                          275 Armand-Frappier Boulevard
                          Quebec H7V 4A7
                          Canada
                          Telephone: (450) 680-4500
                          Facsimile: (450) 680-4501
                          Attention: David Skinner
               With a copy (for information purposes) to:
                          Davies Ward Phillips & Vineberg LLP
                          1501 McGill College Ave.
                          Montreal, Quebec H3A 3N9
                          Canada
                          Telephone: (514) 841-6400
                          Facsimile: (514) 841-6499
                          Attention: Richard D. Cherney
               If to the Transfer Agent:
                          Computershare Investor Services Inc.

                          1500 University Street, Suite 700
                          Montreal, Quebec H3A 3S8
                          Canada
                          Telephone: (514) 982-7888
                          Facsimile: (514) 982-7580
                          Attention: Mr. Yves Diallo
If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, with a copy (for informational purposes only) to:
                          Schulte Roth & Zabel LLP
                          919 Third Avenue
                          New York, New York 10022
                          Telephone: (212) 756-2000
                          Facsimile: (212) 593-5955
                          Attention: Eleazer N. Klein, Esq.
or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
               (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by such Buyer of any of the Securities without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.
               (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
               (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

               (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.
               (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
               (l) Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company in the Transaction Documents or any inaccuracy in any representation or warranty in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising from such Buyer’s fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(l) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

               (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
               (n) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.
               (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
               (p) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy or insolvency law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
               (q) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group, and the Company will not assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.
               (r) Judgment Currency.
     (i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the “Judgment Currency”) an amount due in US dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:
               (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
               (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).
     (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
     (iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY: NEUROCHEM INC.
By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS: HUDSON BAY FUND LP
By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS: HUDSON BAY OVERSEAS FUND LTD
By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS: [OTHERS]
By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Legal
		Aggregate	Aggregate				Representative’s
		Principal	Principal	Number of	Number of		Address
	Address and	Amount of	Amount of	Series A	Series B		and Facsimile
Buyer	Facsimile Number	Senior Notes	Junior Notes	Warrant Shares	Warrant Shares	Purchase Price	Number

Hudson Bay Fund, LP	120 Broadway, 40th Floor	$4,300,000	$4,300,000	84,779	136,818	$8,600,000	Schulte Roth & Zabel LLP
	New York, New York 10271						919 Third Avenue
	Attention: Yoav Roth						New York, New York 10022
	May Lee						Attention: Eleazer Klein, Esq.
	Facsimile: 212-571-1279						Facsimile: (212) 593-5955
	Telephone: 212-571-12444						Telephone: (212) 756-2376
Residence: United States
E-mail: yroth@hudsonbaycapital.com
mlee@hudsonbaycapital.com

Hudson Bay Overseas	120 Broadway, 40th Floor	$5,700,000	$5,700,000	112,382	181,364	$11,400,000	Schulte Roth & Zabel LLP
Fund, Ltd.	New York, New York 10271						919 Third Avenue
	Attention: Yoav Roth						New York, New York 10022
	May Lee						Attention: Eleazer Klein, Esq.
	Facsimile: 212-571-1279						Facsimile: (212) 593-5955
	Telephone: 212-571-12444						Telephone: (212) 756-2376
E-mail: yroth@hudsonbaycapital.com
mlee@hudsonbaycapital.com

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
							Legal
		Aggregate	Aggregate				Representative’s
		Principal	Principal	Number of	Number of		Address
	Address and	Amount of	Amount of	Series A	Series B		and Facsimile
Buyer	Facsimile Number	Senior Notes	Junior Notes	Warrant Shares	Warrant Shares	Purchase Price	Number

J.P. Morgan Omni SPC,	120 Broadway, 40th Floor	$10,000,000	$10,000,000	197,161	318,182	$20,000,000
Ltd. — BIOV1	New York, NY 10271
Segregated Portfolio	Email: investments@hudsonbaycapital.com

Enable Growth Partners	One Ferry Building, Suite 255	$3,400,000	$3,400,000	67,035	108,182	$6,800,000
LP	San Francisco, CA 94104
	Email: boneil@enablecapital.com

Enable Opportunity	One Ferry Building, Suite 255	$600,000	$600,000	11,830	19,091	$1,200,000
Partners LP	San Francisco, CA 94104

Radcliffe SPC, Ltd. for	Radcliffe SPC, Ltd. for and on behalf	$3,250,000	$3,250,000	64,077	103,409	$6,500,000	Drinker Biddle & Reath, LLP
and on behalf of the	of the Class A Segregated Portfolio						One Logan Square
Class A Segregated	c/o RG Capital Management, L.P.						18th & Cherry Streets
Portfolio	3 Bala Plaza - East, Suite 501						Philadelphia, PA 19103
	Bala Cynwyd, PA 19004						Attn: Stephen T. Burdumy
	Facsimile: (610) 617-0580						Telephone: (215) 988-2880
	Telephone: (610) 617-5900						Facsimile: (215) 988-2757
	Email: chinkel@radcliffefunds.com						Email: Stephen.burdumy@dbr.com
	gstahlecker@radcliffefunds.com
	ops@radcliffefunds.com

Capital Ventures	c/o Heights Capital Management	$3,250,000	$3,250,000	64,077	103,409	$6,500,000
International	101 California Street, Suite 3250
by: Heights Capital	San Francisco, CA 94111
Management, Inc.	Email: martin.kobinger@siq.com
its authorized agent	martin.hoe@siq.com
	Andrew.singer@siq.com

Portside Growth and	c/o Ramius Capital Group, LLC	$2,500,000	$2,500,000	49,290	79,545	$5,000,000
Opportunity Fund	666 Third Avenue, 26th Floor
	New York, NY 10017
	Email: jsmith@ramius.com
	tzanios@ramius.com
	OLittman@ramius.com
	nwu@ramius.com

Tang Capital Partners,	4401 Eastgate Mall	$4,000,000	$4,000,000	78,864	127,273	$8,000,000
LP	San Diego, CA 92121

JGB Capital, L.P.		$1,125,000	$1,125,000	22,181	35,795	$2,250,000

JGB Capital Offshore		$375,000	$375,000	7,394	11,932	$750,000
Ltd.

Iroquois Capital, L.P.		$1,500,000	$1,500,000	29,574	47,727	$3,000,000
[Signature Page to Securities Purchase Agreement]

EXHIBITS

Exhibit A	Form of Senior Notes
Exhibit B	Form of Junior Notes
Exhibit C	Form of Warrants
Exhibit D	Registration Rights Agreement
Exhibit E	Irrevocable Transfer Agent Instructions
Exhibit F-1	Form of Outside Canadian Counsel Opinion
Exhibit F-2	Form of Outside United States Counsel Opinion
Exhibit G	Form of Board Resolutions
Exhibit H	Form of Secretary’s Certificate
Exhibit I	Form of Officer’s Certificate
Exhibit J	Form of Lock-Up Agreement
Exhibit K	Form of Voting Agreement
SCHEDULES

Schedule 3(a)	Subsidiaries
Schedule 3(e)	Consents
Schedule 3(l)	Absence of Certain Changes
Schedule 3(r)	Equity Capitalization
Schedule 3(q)	Transactions with Affiliates
Schedule 3(t)	Absence of Litigation
Schedule 3(z)	Subsidiary Rights
Schedule 3(aa)	Tax Status
Schedule 3(bb)	Internal Accounting
Schedule 3(cc)	Off Balance Sheet Arrangements

Schedule 3(a)
to the Securities Purchase Agreement
Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation/Constitution

Neurochem US LLC	USA
Neurochem Luxco I Sàrl	Luxembourg
Neurochem Luxco I SCS	Luxembourg
Neurochem Luxco II Sàrl	Luxembourg
Neurochem Holdings Limited	Switzerland
Neurochem (International) Limited	Switzerland

Schedule 3(e)
to the Securities Purchase Agreement
Consents
1.	The fulfillment of all of the conditions in the Toronto Stock Exchange’s conditional aproval letter with respect to the Company dated April 27, 2007.
2.	Such consents, authorizations, filings or registrations as may be contemplated by the Transaction Documents.
3.	The filing of a NASDAQ notification form: “Listing of Additional Shares” and supporting documentation.
4.	The filing of a Form 45-106F1 — Report of Exempt Distribution with the applicable Canadian securities regulatory authorities.
5.	The filing of a Form 51-102F3 — Material Change Report with the applicable Canadian securities regulatory authorities as contemplated in Section 4(i).

Schedule 3(l)
to the Securities Purchase Agreement
Absence of Certain Changes
1.	As described in the Company’s press release dated Feburary 21, 2007 entitled “Neurochem Reports Results for Fourth Quarter and Fiscal Year 2006” as filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval website (“SEDAR”).
2.	As described in the Company’s press release dated April 11, 2007 entitled “Neurochem’s Eprodisate (KIACTA™) PDUFA Date Extended by Three Months” as filed on SEDAR.
3.	As described in the Company’s press release dated April 19, 2007 entitled “Neurochem Update on the North American Phase III Clinical Trial for tramiprosate (ALZHEMED™) for the Treatment of Alzheimer’s Disease” as filed on SEDAR.

Schedule 3(q)
to the Securities Purchase Agreement
Transactions with Affiliates
The Company’s Amended and Restated Stock Option Plan, approved by the Company’s board of directors on February 21, 2007 and submitted for approval by the Company’s shareholders, the whole as disclosed as Schedule 1 to Schedule B to the Company’s Management Proxy Circular dated March 13, 2007.

Schedule 3(r)
to the Securities Purchase Agreement
Equity Capitalization
1.	With respect to clause (ii) of the sentence in Section 3(r) hereof which contains the reference to the present Schedule: The Company’s Amended and Restated Stock Option Plan, approved by the Company’s board of directors on February 21, 2007 and submitted for approval by the Company’s shareholders, the whole as disclosed as Schedule 1 to Schedule B to the Company’s Management Proxy Circular dated March 13, 2007 (the “Circular”).
2.	With respect to clause (viii) of the sentence in Section 3(r) hereof which contains the reference to the present Schedule: The Company’s Deferred Share Unit Plans adopted effective January 1, 2007 and more fully described in the Circular.
3.	With respect to clauses (ii), (iii), (v), (vi) and (vii) of the sentence in Section 3(r) hereof which contains the reference to the present Schedule: The Company’s 6% convertible senior notes due 2026 more fully described, inter alia, in the “Description of the Notes” section of the Short Form Base Shelf Prospectus of the Company dated February 9, 2007.
4.	With respect to clauses (ii) and (v) of the sentence in Section 3(r) hereof which contains the reference to the present Schedule: The Company’s Equity Line of Credit more fully described, inter alia, in Note 11(f) to the Company’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006 and in the following sections of the Short Form Base Shelf Prospectus of the Company dated February 9, 2007: “Our business”, “The Equity line of credit facility” and “Plan of distribution”.
5.	With respect to clause (ii) of the sentence in Section 3(r) hereof which contains the reference to the present Schedule: The Performance Target Agreement (as that term is defined in the Circular) between Dr. Francesco Bellini and the Company, dated December 1, 2004, more fully described in the Circular.

Schedule 3(t)
to the Securities Purchase Agreement
Absence of Litigation
NIL

Schedule 3(z)
to the Securities Purchase Agreement
Subsidiary Rights
NIL

Schedule 3(aa)
to the Securities Purchase Agreement
Tax Status
NIL

Schedule 3(bb)
to the Securities Purchase Agreement
Internal Accounting
Management’s report on internal controls over financial reporting as included in its Form 40-F for the fiscal year ended December 31, 2006 was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC. The Company therefore relies entirely on its own internal assessment as to the effectiveness of its internal accounting and disclosure controls. No auditor or other independent expert has been retained to examine specifically, or to advise the Company with respect to, its internal accounting and disclosure controls.

Schedule 3(cc)
to the Securities Purchase Agreement
Off Balance Sheet Arrangements
The Company’s off-balance sheet transactions are disclosed in the notes to its consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006 (the “Financial Statements”) as filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval website on March 2, 2007. For greater certainty and without limiting the generality of the foregoing, such transactions include:
1.	Operating lease obligations (including obligations under a sale-leaseback transaction) as described, inter alia, in Notes 5 and 15(a) to the Financial Statements.
2.	The Company’s Equity Line of Credit more fully described, inter alia, in Note 11(f) to the Financial Statements and in the following sections of the Short Form Base Shelf Prospectus of the Company dated February 9, 2007: “Our business”, “The Equity line of credit facility” and “Plan of distribution”.
3.	Obligations under letters of credit more fully described, inter alia, in Note 15(d) to the Financial Statements.

[FORM OF WARRANT]
NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEUROCHEM INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 3, 2007.
Neurochem Inc.
Warrant To Purchase Common Shares
Warrant No.:
Number of Common Shares:
Date of Issuance: May    , 2007 (“Issuance Date”)
          Neurochem Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [HUDSON BAY FUND LP] [HUDSON BAY OVERSEAS FUND LTD] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the day hereof, but not after 11:59 p.m., New York Time, on the Expiration Date (as

defined below),                      (                    )1 fully paid and non-assessable Common Shares (as defined below) (the “Warrant Shares”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is one of the Warrants to Purchase Common Shares (the “SPA Warrants”) issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of May    , 2007 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein (the “Securities Purchase Agreement”).
          1. EXERCISE OF WARRANT.
               (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the date hereof, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s transfer agent (the “Transfer Agent”). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, as of the close of business on the date of delivery of the Exercise Delivery Documents, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the

[1]	For the Series A Warrants, insert number of shares equal to 25% of total number of Conversion Shares (as defined in the Securities Purchase Agreement) issuable upon conversion of the Senior Notes issued to the Holder on the Closing Date. For the Series B Warrants, insert the number of shares equal to 35% of the principal amount of Junior Notes issued to the Holder on the Closing Date divided by $11.00.

Company shall as soon as practicable and in no event later than three (3) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.
          (b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $12.68, subject to adjustment as provided herein.
          (c) Company’s Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Trading Days (as defined in the SPA Securities) of receipt of the Exercise Delivery Documents, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder’s balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant, then the Company shall pay in cash to the Holder on each day after such third (3rd) Business Day that the issuance of such Common Shares is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled and (B) the Closing Sale Price of the Common Shares on the trading day immediately preceding the last possible date which the Company could have issued such Common Shares to the Holder without violating Section 1(a). In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such Common Shares on the Company’s share register or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder’s exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Bid Price on the date of exercise.
          (d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Common Shares determined according to the following formula (a “Cashless Exercise”):

               Net Number = (A x B) - (A x C)
                                                      B
               For purposes of the foregoing formula:
A= the total number of shares with respect to which this Warrant is then being exercised.
B= the arithmetic average of the Daily VWAP of the Common Shares (as reported by Bloomberg) for the five (5) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice.
C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.
               (e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 15.
               (f) Limitation on Exercises.
(i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person’s affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) for purposes of the Securities Act (Ontario), in excess of 9.99% [4.99% for Radcliffe] (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company’s most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within one (1) Trading Day of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.
(ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion or exercise of the SPA Warrants and the SPA Securities) without breaching the Company’s obligations under the rules or regulations of either Principal Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders and/or the TSX as required by the applicable rules of the applicable Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Common Shares issued to such Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Common Shares issued to the Buyers pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the “Exchange Cap Allocation”). In the event that any Buyer shall sell or otherwise transfer any of such Buyer’s SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder’s SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(f)(ii), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.
               (g) Insufficient Authorized Shares. If at any time while this Warrant remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of shares of Common Shares equal to 150% (the “Required Reserve Amount”) of the number of Common Shares as shall from time to time be necessary to effect the exercise of all of this Warrant then outstanding (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Shares. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Shares and to cause its board of directors to recommend to the stockholders that they approve such proposal.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:
               2.1. (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued by the Company in connection with any Excluded Securities (as defined below) for a consideration per share (the “New Issuance Price”) less than a price (the “Applicable Price”) equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. As used herein, “Excluded Securities” means any Common Shares issued or issuable: (i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants, (iii) in connection with the payment of any Interest Shares or Conversion Failure Shares on the Notes; (iv) pursuant to a bona fide firm commitment underwritten public offering at a price per Common Share that is not less than the Exercise Price in effect at the time of such offering with a nationally recognized underwriter which generates gross proceeds to the Company of at least $20 million (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the 1933 Act and “equity lines”); (v) in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies the primary purpose of which is not to raise equity capital; and (vi) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable, other than with respect to Excluded Securities:
(i) Issuance of Options. If the Company in any manner grants any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 2(a)(i), the “lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.
(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 2(a)(ii), the “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.
(iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.
(iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
(v) Record Date. If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective at the close of business on the date the subdivision or combination becomes effective.
               (c) Holder’s Right of Alternative Exercise Price Following Issuance of Convertible Securities; Adjustment upon use of ELOC. If the Company issues or sells, agrees to issue or sells or, in accordance with this Section 2 is deemed to have issued or sold any Options or Convertible Securities after the Issuance Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the “Variable Notice”) on the date of issuance or deemed issuance of such Convertible Securities or Options. From and after the date the Company issues, agrees to issue or is deemed to have issued any such Convertible Securities or Options with a Variable Price, but only for so long as such Convertible Securities or Options are outstanding, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price upon exercise of the Warrants held by it by designating in the Exercise Notice delivered upon exercise of such Warrant that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder’s election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants. In addition, if the Company issues or sells or is deemed to have issued or sold any securities prior to the first anniversary of the Issuance Date pursuant to its equity line of credit facility entered into by the Company and Cityplatz Limited in August 2006 for a consideration per Common Share less than the Applicable Price, then immediately after such issuance or sale, agreement to issue or sell, or deemed issuance or sale, the Exercise Price then in effect shall be reduced to an amount equal to the price per Common Share of such issuance or sale.
               (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (each, an “Other Event”), which would have a similar economic impact on the Holder as any of the foregoing provisions of this Section 2 (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2. Notwithstanding anything to the contrary contained herein, the provisions of this Section 2.1 shall not be applicable unless the Company has obtained all applicable approvals required by the applicable rules and regulations of the TSX.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case:
               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date; and
               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) (“Other Common Shares”) of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph (b).
          4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.
               (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. Notwithstanding anything to the contrary contained herein, the provisions of this Section 4(a) shall not be applicable unless the Company has obtained all applicable approvals required by the rules and regulations of the TSX.

               (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company (or if the Successor Entity is the Company, confirms all of its obligations) under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant. Notwithstanding anything to the foregoing contained herein, the provisions of this Section 4(b) relating to adjustments for Corporate Events shall not be applicable unless the Company has obtained all applicable approvals required by the rules and regulations of the TSX.
               (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Change of Control, if the Holder has not exercised the Warrant in full prior to the consummation of the Change of Control, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Change of Control and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate as of the date immediately prior to the date of the Change of Control transaction for a period equal to the remaining term of this Warrant as of such date of request; (ii) Common Share price equal to the per share value of the consideration receivable in the Change of Control transaction; (iii) an expected volatility equal to the greater of 60% and the 100 day volatility ending on the date the Change of Control transaction is announced obtained from the HVT function on Bloomberg; and (iv) the date that the Warrant terminates shall be the Expiration Date.
          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).
          6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any obligations on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.
          7. REISSUANCE OF WARRANTS.
               (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.
               (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.
               (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.
               (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to all holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.
          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders and all applicable approvals of the TSX pursuant to the rules and regulations of the TSX; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.
          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the State of New York and waive trial by jury. Both parties agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.
          11. JUDGMENT CURRENCY.
               (a) If, for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the “Judgment Currency”) an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:
(i)	the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)	the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 11(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
               (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
               (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.
          12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.
          13. TAXES.
               (a) Any and all payments by the Company hereunder, including any amounts received on an exercise of this Warrant and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under Part XIII of the Income Tax Act (Canada) (collectively referred to as “Part XIII Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Part XIII Taxes pursuant to any applicable law. If the Company shall be required to deduct any Part XIII Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions

(including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the Canada Revenue Agency within the time required.
               (b) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant (“Other Taxes”).
               (c) The Company shall deliver to the Holder official receipts, if any, in respect of any Part XIII Taxes and Other Taxes payable hereunder promptly after payment of such Part XIII Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.
               (d) If the Company fails to pay any amounts in accordance with this Section 13(d), the Company shall indemnify the Holder within ten (10) calendar days after demand therefor, for the full amount of any Part XIII Taxes or Other Taxes, plus any related interest or penalties, that are paid by the Holder to the Canada Revenue Agency or other relevant governmental authority as a result of such failure
               (e) The obligations of the Company under this Section 13 shall survive the termination of this Warrant and the exercise of this Warrant and all other amounts payable hereunder.
          14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.
          15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.
          16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
          17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
          18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.
          19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:
               (a) “Approved Share Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to any employee, officer or director for services provided to the Company.
               (b) “Bloomberg” means Bloomberg Financial Markets.
               (c) “Change of Control” means any Fundamental Transaction other than (A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company; or (C) pharmaceutical collaborations by the Company or any of its Subsidiaries involving the licensing of a product that does not, individually or in the aggregate, (i) constitute a sale, assignment, transfer, conveyance or otherwise a disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries to another Person, (ii) provide for the consummation of a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (as defined in the Notes) (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (iii) result in any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares
               (d) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 15. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (e) “Common Shares” means (i) the common shares of the capital of the Company’s with no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.
               (f) “Common Shares Deemed Outstanding” means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.
               (g) “Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.
               (h) “Daily VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Daily VWAP cannot be calculated for such security on such date on any of the foregoing bases, the Daily VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of the such security, then such dispute shall be resolved pursuant to Section 12 with the term “Daily VWAP” being substituted for the term “Exercise Price.” All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.
               (i) “Eligible Market” means the TSX, The New York Stock Exchange, Inc., the American Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market.
               (j) “Expiration Date” means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a “Holiday”), the next date that is not a Holiday.
               (k) “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) be subject to an offer from another Person other than the Holder that is accepted by the holders of more than the 50% of the outstanding Common Shares (not including any Common Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Shares, or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (l) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
               (m) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or

Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
               (n) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
               (o) “Principal Market” means the Toronto Stock Exchange and The NASDAQ Global Market.
               (p) “Required Holders” means the holders of the SPA Warrants representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.
               (q) “SPA Securities” means the Notes issued pursuant to the Securities Purchase Agreement.
               (r) “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.
               (s) “TSX” means the Toronto Stock Exchange.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

NEUROCHEM INC.
By:
Name:
Title:

EXHIBIT A
EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES
NEUROCHEM INC.
     The undersigned holder hereby exercises the right to purchase                                          of the Common Shares (“Warrant Shares”) of Neurochem Inc., a Canadian corporation (the “Company”), evidenced by the attached Warrant to Purchase Common Shares (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.
     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:
a “Cash Exercise” with respect to Warrant Shares; and/or

a “Cashless Exercise” with respect to Warrant Shares (but only if applicable pursuant to Section 1(d) of the Warrant).
     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $                                         to the Company in accordance with the terms of the Warrant.
     3. Delivery of Warrant Shares. The Company shall deliver to the holder                      Warrant Shares in accordance with the terms of the Warrant.
     4. Is the Variable Price being relied on pursuant to Section 2.1(c) of the Warrant? (check one) YES ☐ NO ☐
     Notwithstanding anything to the contrary contained herein, this Exercise Notice shall constitute a representation by the Holder of the Warrant submitting this Exercise Notice that, after giving effect to the exercise provided for in this Exercise Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the maximum percentage of the total outstanding Common Shares as determined pursuant to the provisions of Section 1(f)(i) of the Warrant.

Date:                         ,

Name of Registered Holder

By:
Name:
Title:

ACKNOWLEDGMENT
     The Company hereby acknowledges this Exercise Notice and hereby directs Computershare Investor Services to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated May ___, 2007 from the Company and acknowledged and agreed to by Computershare Investor Services.

NEUROCHEM INC.
By:
Name:
Title:

[FORM OF SENIOR CONVERTIBLE NOTE]
NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEUROCHEM INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER [        ], 2007.
ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 17(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.
Neurochem Inc.
Senior Convertible Note

Issuance Date: , 2007	Original Principal Amount: U.S. $[ ]
Note Certificate Number _____

          FOR VALUE RECEIVED, Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), hereby promises to pay to [BUYER][OTHER BUYERS] or registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Convertible Notes issued pursuant to the Securities Purchase Agreement (as defined below) on the Closing Date (collectively, the “Notes” and such other Senior Convertible Notes, the “Other Notes”). Certain capitalized terms used herein are defined in Section 29.
          (1) MATURITY. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, on such Principal and Interest. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.
          (2) INTEREST; INTEREST RATE. Interest on the Principal of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable semi-annually in arrears on the fifteenth of each May and November during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an “Interest Date”) with the first Interest Date being November 15, 2007. Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.
          (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of the capital of the Company, without par value (the “Common Shares”), on the terms and conditions set forth in this Section 3.
               (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share.
               (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the “Conversion Rate”). On the first (1st) Trading Day following the Fixed Adjustment Event Date (as defined below), the Company shall deliver a written notice to all of the holders of the Notes (the “Fixed Adjustment Event Notice”) specifying that the Fixed Adjustment Event Date has occurred. On the first (1st) Trading Day following the Fixed Adjustment Measuring Period End Date (as defined below), the Company shall deliver a written notice to all of the holders of the Notes specifying the Adjustment Conversion Price and the calculations related thereto.
          (i) “Adjustment Conversion Price” means the arithmetic average of the Daily VWAP of the Common Shares on each Trading Day during the five (5) Trading Day period ending on the Fixed Adjustment Measuring Period End Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
          (ii) “Alzhemed Press Release Date” means the date on which the Company issues a press release disclosing the preliminary top-line results on the primary clinical efficacy and the disease modification endpoints, together with the preliminary results on safety, all in relation to the Company’s North American Phase III Clinical Trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease.
          (iii) “Conversion Amount” means the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made.
          (iv) “Conversion Price” means the lesser of (x) the Fixed Conversion Price and (y) the Variable Conversion Price, if any; provided that the Conversion Price shall not be lower than the Floor Price.
          (v) “Conversion Value” means the product of (1) the Conversion Rate in effect and (2) the arithmetic average of the Closing Sale Prices of the Common Shares on each Trading Day during the Conversion Reference Period.
          (vi) “Conversion Reference Period” means the ten (10) consecutive Trading Days ending on the Conversion Date.
          (vii) “Daily Share Amount” means, for any Trading Day, a number of Common Shares equal to the quotient of: (I)(A) the product of (x) the Closing Sale Price of the Common Shares on that Trading Day, multiplied by (y) the Conversion Rate in effect on the Conversion Date, minus (B) $1,000, divided by (II) the product of (A) the Closing Sale Price of the Common Shares on that Trading Day, multiplied by (B) 10.
          (viii) “Fixed Adjustment Event Date” means the first (1st) Trading Day following the twenty (20) Trading Day period commencing on the later to occur of (x) the PDUFA Date, (y) the Alzhemed Press Release Date, and (z) the Shareholder Approval Date (as defined in the Securities Purchase Agreement) (the last Trading Day of such period, the “Fixed Adjustment Measuring Period End Date”).
          (ix) “Fixed Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination a price equal to the lesser of (x) $12.68 and (y) from and after the Fixed Adjustment Measuring Period End Date, the Adjustment Conversion Price, in each case, subject to adjustment as provided herein.
          (x) “Floor Price” means $6.00, subject to adjustment as provided herein.
          (xi) “PDUFA Date” means the date that the Company receives an approval, an approvable letter, or a not approvable letter from the Food and Drug Administration of the United States regarding the Company’s New Drug Application for eprodiasate (KIACTA™) for the treatment of Amyloid A ( AA ) amyloidosis.
          (xii) “Variable Conversion Price” means, during the period commencing on the Issuance Date and ending on the Fixed Adjustment Measuring Period End Date, the arithmetic average of the Daily VWAP of the Common Shares on each Trading Day during the five (5) Trading Day period ending on the Trading Day immediately preceding the applicable Conversion Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (c) Mechanics of Conversion.
          (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York time, on such date (a “Conversion Date”), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the

Company’s transfer agent (the “Transfer Agent”). Upon receipt of a Conversion Notice, (A) if the Company has not elected to effect all conversions of this Note in Net Share Settlements (as defined below) on or prior to the applicable Share Settlement Election Determination Date (as defined below) or if the Company has delivered a Full Share Election Notice (as defined below) on or prior to the applicable Share Settlement Election Date, on or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (1) (x) provided that the Transfer Agent is participating in the Fast Automated Securities Transfer Program of the Depository Trust Company (“DTC”), credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount (a “Full Share Settlement”) or (B) if the Company has elected to effect all conversions under this Note as Net Share Settlements (as defined below) by delivering a written notice by facsimile and overnight courier to all, but not less than all, of the holders of Notes (a “Net Share Election Notice” and such date of delivery to the Holder, the “Net Share Settlement Election Notice Delivery Date”) on or prior to the thirtieth calendar day prior to the Conversion Date (such date, the “Share Settlement Election Determination Date”) and the Company has not delivered a written notice to the Holder electing to effect all conversions under this Note as Full Share Settlements (a “Full Share Election Notice” and such date of delivery to the Holder, the “Full Share Settlement Election Notice Delivery Date”) on or prior to the Share Settlement Election Determination Date, on the Share Delivery Date the Company shall pay the Holder an amount of cash equal to, for each $1,000 in Principal Amount of this Note being converted, the sum of (x) the lesser of (I) the Conversion Value and (II) the Conversion Amount being converted pursuant to this Section 3(a) and (y) any accrued and unpaid Interest up to and including the Conversion Date on such Conversion Amount, and, to the extent the Conversion Value exceeds $1,000, a number of Common Shares (the “Residual Value Shares”) equal to the sum of the Daily Share Amounts for each Trading Day of the Conversion Reference Period (a “Net Share Settlement”). Notwithstanding anything herein to the contrary, the Company (i) may not deliver a Net Share Election Notice in respect of any conversion that is effective within five (5) years plus one (1) day of the Issuance Date, and (ii) may not effect Net Share Settlement in respect of the Note of a director, officer, consultant or employee of the Company or any Subsidiary. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in any event no later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.
          (ii) Failure to Timely Convert.
     (1) If the Company shall fail to issue a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a “Conversion Failure”), then (A) the Company shall, upon the earlier of (i) the tenth (10th) Trading Day after the first day of the Conversion Failure, (ii) the third (3rd) Trading Day after the date when the Conversion Failure has been cured and (iii) the third (3rd) Trading Day after the request of the Holder (the “Conversion Failure Settlement Date”), pay damages to the Holder for each day of such Conversion Failure in an amount (the “Conversion Failure Amount”) in such number of Common Shares (“Conversion Failure Shares”) equal to the quotient of (x) 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Shares on the Share Delivery Date, divided by (y) the Conversion Price in effect as of the Conversion Date; provided, however, that the Company may, at its option following written notice to the Holder (the “Conversion Failure Notice”) delivered to the Holder no later than three (3) Trading Days prior to the Conversion Failure Settlement Date, pay such damages in cash (the “Conversion Failure Cash Damages”) and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. Notwithstanding anything herein to the contrary, as of the date of any payment by the Company in cash to the Holder with respect to a Buy-In (as defined below) pursuant to Section 3(c)(ii)(3) below, any Conversion Failure Amount then payable pursuant to this Section 3(c)(ii)(1) shall be reduced to an amount not less than zero on a dollar-for-dollar basis by such cash amount paid to the Holder as of such date pursuant to Section 3(c)(ii)(3) below.

     (2) When any Conversion Failure Amount is to be paid to a Holder on a Conversion Failure Settlement Date then the Company shall (i) to the extent the Company has elected to pay such Conversion Failure Amount in Conversion Failure Shares, (X) provided that the Company’s Transfer Agent is participating in the Fast Automated Securities Transfer Program of the DTC and such action is not prohibited by applicable law or regulation or any applicable policy of DTC, credit such aggregate number of Conversion Failure Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and deliver on the applicable Conversion Failure Settlement Date to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business Days prior to the applicable Conversion Failure Settlement Date, a certificate, registered in the name of the Holder or its designee, for the number of Conversion Failure Shares to which the Holder shall be entitled or (ii) to the extent the Company has elected to pay such Conversion Failure Amount in cash, pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any Conversion Failure Cash Damages. Notwithstanding the foregoing, (x) if an Event of Default has occurred and is continuing during the period commencing on such Conversion Failure and ending on the Conversion Share Delivery Date, (y) if the Company elects to pay such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) in cash by delivering a written notice to the Holder at least three (3) Trading Days prior to the Conversion Failure Settlement Date or (z) if such Conversion Failure Settlement Date occurs on or after the fifth anniversary of the Issuance Date and one day, the Company shall not be entitled to pay the Conversion Failure Amount as Conversion Failure Shares and, in lieu of such payment in accordance with this Section 3(c)(ii), the Holder shall receive from the Company on the Conversion Failure Settlement Date, as a partial indemnity for losses and expenses incurred by the Holder with respect to such Conversion Failure, a cash amount equal to such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) by wire transfer of immediately available funds.
     (3) In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Conversion Notice, the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder’s conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (the “Buy-In Price”) over the product of (A) such number of Common Shares times (B) the Closing Bid Price on the Conversion Date, and immediately before the time of such payment, such Conversion Notice shall be deemed withdrawn by the Holder and shall be null and void, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and (x) if prior to the fifth anniversary of the Issuance Date and one day, the Conversion Failure Amount in Section 3(c)(ii)(1) above shall be increased by an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date or (y) if on or after the fifth anniversary of the Issuance Date and one day, pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date.
          (iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) in which the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”) shall be recorded. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 16. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.
               (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, the Company shall cause the Company to issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 22.
               (d) Limitations on Conversions.
               (i) [Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) for purposes of the Securities Act (Ontario), in excess of [9.99]1% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes, Junior Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with

[1]	4.99% for Radcliffe, Ramius and Heights

section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. [By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes]2.
               (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon conversion of this Note, and the Holder of this Note shall not have the right to receive upon conversion of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which the Company may issue upon conversion or exercise, as applicable, of the Notes, the Junior Notes and the Warrants without breaching the Company’s obligations under the rules or regulations of either Principal Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains all necessary approval required pursuant to the rules of the TSX for issuances of Common Shares in excess of such amount. Until such approval or written opinion is obtained, the Company shall not be obligated to issue to any purchaser of the Notes pursuant to the Securities Purchase Agreement (the “Purchasers”) in the aggregate, upon conversion or exercise, as applicable, of Notes, Junior Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to each of the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the “Exchange Cap Allocation”). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Notes, the transferee shall be allocated a pro rata portion of such Purchaser’s Exchange Cap Allocation, and

[2]	Deleted from Radcliffe Note

the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder’s Notes into a number of Common Shares which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.
               (iii) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the “Adjusted Conversion Shares”) and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the “Conversion Make-Whole”). Notwithstanding the foregoing, in the event that (i) it would be contrary to the rules and regulations of any applicable Principal Market, if the Company were to honor the Holder’s Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, and (ii) the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price as such issuance would result in the Company exceeding the Exchange Cap, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the “Exchange Cap Redemption Payment”), in lieu of its obligation to deliver such Adjusted Conversion Shares and Conversion Make-Whole. If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.
          (4) RIGHTS UPON EVENT OF DEFAULT.

               (a) Event of Default. Each of the following events shall constitute an “Event of Default”:
               (i) the failure of (A) any Common Shares issued or issuable upon conversion to be freely tradable under Canadian law (without regard to any restrictions that may apply under Regulation S of the 1933 Act) on TSX (subject to any restrictions on disposition by the holder of a control block) on or after [___ ___],3 2007, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable and such lapse continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period, or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is thirty (30) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder’s Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));
               (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;
               (iii) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares (or, if applicable, failure to deliver the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment in accordance with Section 3(d)(iii) above) within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;
               (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are reserved for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note

[3]	Insert date that is that is four months plus 1 day from Issuance Date.

(without regard to any limitations on conversion set forth in Section 3(d) or otherwise);
               (v) the Company’s failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption payments) or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or such other amounts (excluding Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;
               (vi) the occurrence of (A) any default under, redemption of or acceleration prior to maturity of Indebtedness of the Company or any of its material Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement), other than with respect to any Other Notes, in an aggregate amount in excess of $1 million and (B) the Company takes any action with respect to the November 2006 Notes, including, without limitation, the issuance of Common Shares in accordance therewith, in violation of the rules and regulations of either of the Principal Markets;
               (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;
               (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;
               (ix) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
               (x) other than as set forth in item (xi) below, the Company breaches any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days;
               (xi) any breach or failure in any respect to comply with Section 13 of this Note or Section 4(u) of the Securities Purchase Agreement;
               (xii) at any time during the period commencing on November 1, 2011 and ending on the fifth anniversary of the Issuance Date and following the Company’s receipt of a notice from any holder of the November 2006 Notes whereby such holder is entitled to require a redemption of such November 2006 Notes by the Company, the failure of the Company to maintain a Net Cash Balance of at least $200,000,000;
               (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Note;
               (xiv) the Company breaches any representation or warranty of any Transaction Document in any material respect (except for those representations and warranties that are qualified by materiality or Material Adverse Effect (as defined in the Securities Purchase Agreement), which shall not be breached in any respect) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall not have been breached as of such specified date), in the reasonable opinion of either (A) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of the Issuance Date (provided such persons are Holders of Notes at the time of such notice) or (b) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of any such determination date, in either case, as evidenced by one or more written notices to the Company by such holders of Notes;
               (xv) the Shareholder Approval (as defined in the Securities Purchase Agreement) is not obtained by the Shareholder Meeting Deadline (as defined in the Securities Purchase Agreement) and the Company has failed to comply in all respects with the terms and conditions set forth in Section 4(q) of the Securities Purchase Agreement; or
               (xvi) the Company either fails to (x) timely provide a Change in Control Notice or (y) make the related Change of Control Redemption Offer, in each case, in accordance with Section 5(a) below.
               (b) Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within three (3) Business Days deliver written notice thereof via facsimile and overnight courier (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note (the “Event of Default Redemption Right”) by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem; provided, however, that if the Company cures such Event of Default (excluding the Events of Default set forth in Section 4(a)(vii), (viii) and (xii) and any Events of Default which are incapable of be cured) during the five (5) Business Day period after the occurrence of such Event of Default, the Event of Default Redemption Right shall terminate and any Event of Default Redemption Notices submitted during such five (5) Business Day period shall be null and void. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the (I) with respect to any Event of Default other than the Event of Default set forth in Section 4(a)(xvi), the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the greatest of (X) the Closing Sale Price of the Common Shares on the date immediately preceding such Event of Default, (Y) the Closing Sale Price of the Common Shares on the date immediately following such Event of Default and (Z) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the date the Holder delivers the Event of Default Redemption Notice to the Company or (II) with respect to the Event of Default set forth in Section 4(a)(xvi), the applicable Change of Control Redemption Price (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
(5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.
               (a) Redemption Right. No sooner than fifteen (15) days and no later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver a written notice thereof via facsimile and overnight courier to the Holder (a “Change of Control Notice”), in which the Company shall offer to redeem this Note at the Change of Control Redemption Price (as defined below) in accordance with this Section 5(a) (such offer, a “Change of Control Redemption Offer”). At any time during the period (the “Change of Control Period”) beginning after the Holder’s receipt of a Change of Control Notice containing a Change of Control Redemption Offer and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may elect to have the Company redeem all or any portion of this

Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) sum of (i) the Conversion Amount being redeemed together with any accrued and unpaid Interest thereon and Late Charges, if any, on such Conversion Amount and Interest through the redemption date and (ii) the applicable Change of Control Make-Whole Amount and (y) the product of (A) the Fundamental Transaction Consideration Amount and (B) the number of Common Shares issuable upon conversion of the Conversion Amount being redeemed in connection with such Change of Control (the “Change of Control Redemption Price”). Redemptions made in cash as required by this Section 5 shall be made in accordance with the provisions of Section 11 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(a) may be converted, in whole or in part, by the Holder into Common Shares, or at any time on or after five (5) years and one (1) day after the Issuance Date, in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Company’s Common Shares pursuant to Section 3. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 5(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Change of Control redemption premium due under this Section 5(a) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
               (b) Additional Fundamental Transaction Rights. At any time on or after five (5) years and one (1) day after the Issuance Date, the following shall also apply:
               (i) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(b)(i) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the Principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes having similar ranking to the Notes, and satisfactory to the Required Holders. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Company’s Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.
               (ii) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note. Notwithstanding anything herein to the contrary, the provisions of this Section 5(b)(ii) shall not apply with respect to any Corporate Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. At any time on or after five (5) years and one (1) day after the Issuance Date, if the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. Notwithstanding anything herein to the contrary, the provisions of this Section 6 shall not apply with respect to any Purchase Rights unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
               (a) Adjustment of Fixed Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Excluded Securities issued and Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share (the “New Issuance Price”) less than a price (the "Applicable Price”) equal to the Fixed Conversion Price in effect immediately prior to such issue or sale (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Fixed Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Fixed Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Fixed Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Fixed Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Dilutive Issuance and (II) the Floor Price in effect immediately prior to such Dilutive Issuance, divided by (B) the Fixed Conversion Price in effect immediately prior to such Dilutive Issuance. For purposes of determining the adjusted Fixed Conversion Price under this Section 7(a), the following shall be applicable with respect to securities other than Excluded Securities:
               (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the “lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Fixed Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.
               (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company, as the case may be, at the time of the issuance of sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the “price per share for which one Common Share is issuable upon such conversion or exchange or exercise” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Fixed Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Fixed Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Fixed Conversion Price shall be made by reason of such issue or sale.
               (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Fixed Conversion Price in effect at the time of such change shall be adjusted to the Fixed Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Fixed Conversion Price then in effect.
               (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
               (v) Record Date. If the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b) Adjustment of the Fixed Conversion Price and Floor Price upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Fixed Conversion Price and the Floor Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Fixed Conversion Price and the Floor Price in effect immediately prior to such combination will be proportionately increased.
               (c) Adjustment After the Shareholder Approval Date to the Fixed Conversion Price from, and including, October 15, 2009 to, and including, November 15, 2009.
          (i) At the open of business on October 15, 2009 (or, if such date is not a Business Day, the first Business Day thereafter) (the “Section 7(c) Adjustment Date”), if the Shareholder Approval Date has occurred on or prior to such Section 7(c) Adjustment Date and the Section 7(c) Fixed Conversion Price (as defined below) is less than the Fixed Conversion Price, the Fixed Conversion Price shall be adjusted (the “Section 7(c) Fixed Conversion Price Adjustment”) to an amount (the “Initial Section 7(c) Conversion Rate”) equal to the arithmetic average of the Closing Sale Prices per Common Share during the twenty (20) Trading Days immediately preceding, and including, the third (3rd) Business Day immediately preceding October 15, 2009 (the “Section 7(c) Measuring Period”), which average shall be appropriately adjusted downward, by the Board of Directors, in its good faith determination, which shall be described in a Board Resolution, to account for any adjustments to the Fixed Conversion Price which shall have become effective, or any event requiring an adjustment to the Fixed Conversion Price where the Ex Date of such event occurs, during such twenty (20) Trading Days (the “Section 7(c) Fixed Conversion Price”). Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Section 7(c) Fixed Conversion Price Adjustment and (II) the Floor Price in effect immediately prior to such Section 7(c) Fixed Conversion Price Adjustment, divided by (B) the Fixed Conversion Price in effect immediately prior to such Section 7(c) Fixed Conversion Price Adjustment.
          (ii) If the Fixed Conversion Price shall have been adjusted pursuant to Section 7(c)(i), then at the open of business on the Business Day immediately after November 15, 2009, the Fixed Conversion Price and the Floor Price will be readjusted back to the Fixed Conversion Price and the Floor Price, respectively, that would have been in effect at such time if no Section 7(c) Fixed Conversion Price Adjustment had occurred (for avoidance of doubt, after giving effect to any other adjustments to the Fixed Conversion Price that were required to be made pursuant hereto from, and including, the open of business on October 15, 2009 (or, if such date is not a Business Day, the first Business Day thereafter) to, and including, the open of business on the Business Day immediately after

November 15, 2009, assuming the Section 7(c) Fixed Conversion Price Adjustment had not occurred).
               (d) Holder’s Right of Alternative Conversion Price Following Issuance of Convertible Securities. If the Company issues or sells, agrees to issue or sell, or in accordance with Section 7(a) is deemed to have issued or sold any Options or Convertible Securities after the Issuance Date (a “Variable Price Event”) that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the “Variable Notice”) on the date of issuance or deemed issuance of such Convertible Securities or Options. From and after the date the Company issues, agrees to issue or is deemed to have issued, any such Convertible Securities or Options with a Variable Price, but only for so long as such Convertible Securities or Options are outstanding, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Notes held by it by designating in the Conversion Notice delivered upon conversion of such Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of Notes shall not obligate the Holder to rely on a Variable Price for any future conversion of Notes. In addition, if the Company issues or sells or is deemed to have issued or sold any securities prior to the first anniversary of the Issuance Date pursuant to its equity line of credit facility entered into by the Company and Cityplatz Limited in August 2006 for a consideration per Common Share less than the Applicable Price, then immediately after such issuance or sale, agreement to issue or sell, or deemed issuance or sale, the Fixed Conversion Price then in effect shall be reduced to an amount equal to the price per Common Share of such issuance or sale (the “Variable Conversion Price Adjustment”). Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Variable Conversion Price Adjustment and (II) the Floor Price in effect immediately prior to such Variable Conversion Price Adjustment, divided by (B) the Fixed Conversion Price in effect immediately prior to such Variable Conversion Price Adjustment. Notwithstanding anything herein to the contrary, the provisions of this Section 7(d) shall not apply with respect to any Variable Price Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
               (e) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (each, an “Other Event”), which would have a similar economic impact on the Holder as any of the foregoing provisions of this Section 7 (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Fixed Conversion Price and the Floor Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase either the Fixed Conversion Price or the Floor Price as otherwise determined pursuant to this Section 7. Notwithstanding anything herein to the contrary, the provisions of this Section 7(c) shall not apply with respect to an Other Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.

          (8) COMPANY’S RIGHT OF MANDATORY REDEMPTION/ CONVERSION.
               (a) General. If at any time following the Effective Date (as defined in the Registration Rights Agreement) (the “Mandatory Redemption/Conversion Eligibility Date”), (i) the Closing Sale Price of the Common Shares listed on NASDAQ exceeds 175% of the Conversion Price then in effect for each of the ten (10) Trading following the Mandatory Redemption/Conversion Eligibility Date (the “Mandatory Redemption/Conversion Measuring Period”) and (ii) the Equity Conditions shall have been satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption Date (as defined below), the Company shall have the right, as of the Mandatory Redemption Date (a “Mandatory Redemption/Conversion ”), provided that there has been no Equity Conditions Failure, (x) to require the conversion of all or any portion of the Conversion Amount (the “Mandatory Redemption/Conversion Amount”) then remaining under this Note as designated in the Mandatory Redemption Notice, in whole or in part, in accordance with this Section 8 (a “Mandatory Conversion”), and/or (y) to redeem the applicable Mandatory Redemption/Conversion Amount, in whole or in part, in accordance with this Section 8 (a “Mandatory Redemption”). The Company may exercise its right to require a Mandatory Redemption/Conversion under this Section 8(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the “Mandatory Redemption/Conversion Notice” and the date all of the holders received such notice is referred to as the “Mandatory Redemption/Conversion Notice Date”) and each Mandatory Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (A) the date on which the Mandatory Redemption/Conversion shall occur (the “Mandatory Redemption/Conversion Date”) which date shall be not less than twenty (20) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date, and (B) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Mandatory Redemption/Conversion from all of the holders of the Notes pursuant to this Section 8 (and analogous provisions under the Other Notes) on the Mandatory Redemption/Conversion Date ; provided, however, that the Company shall not redeem or convert a Conversion Amount under this Section in excess of the Holder’s Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption/Conversion during any consecutive thirty (30) Trading Day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed on the Mandatory Redemption/Conversion Date. The portion of the Mandatory Redemption/Conversion Amount being redeemed (the “Mandatory Redemption Amount”) shall be redeemed in accordance with Section 8(b) and Section 11 and the portion of the Mandatory Redemption/Conversion Amount being converted (the “Mandatory Conversion Amount”) (whether set forth in the Mandatory Redemption/Conversion Notice or by operation of this Section 8) shall be converted in accordance with Section 8(c).

               (b) Mechanics of Mandatory Redemption. If the Company elects a Mandatory Redemption in accordance with Section 8(a), then the Mandatory Redemption Amount, if any, which is to be paid to the Holder on the applicable Mandatory Redemption/Conversion Date shall be redeemed by the Company on such Mandatory Redemption/Conversion Date, and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash (the “Mandatory Redemption Price”) equal to 100% of the Mandatory Redemption Amount. If the Company fails to redeem the Mandatory Redemption Amount on the applicable Mandatory Redemption/Conversion Date by payment of the Mandatory Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, “Conversion Notice” for purposes of this Note), the Holder may require the Company to convert all or any part of the Mandatory Redemption Amount at the Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c). Notwithstanding anything to the contrary in this Section 8(b), but subject to Section 3(d), until the Mandatory Redemption Price (together with any interest thereon) is paid in full, the Mandatory Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Mandatory Redemption Amount prior to the applicable Mandatory Redemption/Conversion Date as set forth in the immediately preceding sentence, the Mandatory Redemption Amount so converted shall be deducted from the Mandatory Redemption/Conversion Amounts relating to the applicable Mandatory Redemption/Conversion Dates as set forth in the applicable Conversion Notice.
               (c) Mechanics of Mandatory Conversion. Subject to Section 3(d), if the Company delivers a Mandatory Redemption/Conversion Notice and elects, in whole or in part, a Mandatory Conversion in accordance with Section 8(a), then the applicable Mandatory Conversion Amount, if any, shall be converted as of the applicable Mandatory Redemption/Conversion Date by converting on such Mandatory Redemption/Conversion Date such Mandatory Conversion Amount at the Conversion Price; provided that the Equity Conditions have been satisfied (or waived in writing by the Holder) on such Mandatory Redemption/Conversion Date. If the Equity Conditions are not satisfied (or waived in writing by the Holder) on such Mandatory Redemption/Conversion Date, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to do any one or more of the following: (i) the Company shall redeem all or any part designated by the Holder of the unconverted Mandatory Conversion Amount (such designated amount is referred to as the “First Redemption Amount”) on such Mandatory Redemption/Conversion Date and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash equal to such First Redemption Amount, or (ii) the Mandatory Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Mandatory Conversion Amount and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Mandatory Conversion Amount. If the Company fails to redeem any First Redemption Amount on or before the applicable Mandatory Redemption/Conversion Date by payment of such amount on the applicable Mandatory Redemption/Conversion Date, then the Holder shall have the rights set forth in Section 11 as if the Company failed to pay the applicable Mandatory Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until the Company delivers Common Shares representing the Mandatory Conversion Amount to the Holder, the Mandatory Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3.
               (d) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 8(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 8(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its “Redemption/Conversion Allocation Percentage”, and such amount with respect to each holder is referred to as its “Pro Rata Redemption/Conversion Amount”). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder’s Notes, the transferee shall be allocated a pro rata portion of such holder’s Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount. Except as expressly provided in this Section 8, the Company shall redeem and convert the applicable Mandatory Redemption/Conversion Amount of this Note pursuant to this Section 8 and the corresponding Mandatory Redemption/Conversion Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Mandatory Redemption/Conversion Amount being redeemed and converted hereunder. If the Company elects to cause a Mandatory Redemption pursuant to Section 8(a), then it must simultaneously take the same action with respect to the Other Notes.
          (9) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.
          (10) AUTHORIZED SHARES.
               (a) Reservation. The Company initially shall reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved of the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of Common Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
               (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the number of the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in any event, no later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy or information statement and shall use its reasonable best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.
          (11) REDEMPTIONS.
               (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(a), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Trading Days after the Company’s receipt of such notice otherwise (the “Change of Control Redemption Date”). The Company shall deliver the Mandatory Redemption Price to the Holder on the applicable Mandatory Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing such Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 17(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Shares during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.
               (b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(a) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company’s receipt of the Holder’s Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company’s receipt of the Holder’s Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.
          (12) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.
          (13) COVENANTS.
               (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and the November 2006 Notes and the Basket Indebtedness and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries, including, without limitation, the Junior Notes.
               (b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) other Permitted Indebtedness.
               (c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.
               (d) Restricted Payments. the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any other Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.
          (14) PARTICIPATION. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case the Fixed Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying the Fixed Conversion Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date. Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Distribution and (II) the Floor Price in effect immediately prior to such Distribution, divided by (B) the Fixed Conversion Price in effect immediately prior to such Distribution.
          (15) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The consent of the Company, TSX and the affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 15.

          (16) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.
          (17) REISSUANCE OF THIS NOTE.
               (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 17(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 17(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.
               (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal.
               (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 17(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
               (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 17(a) or Section 17(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges, if any, on the Principal and Interest of this Note, from the Issuance Date.
               (e) Effect of Exchange or Reissuance. For greater certainty, no exchange nor reissuance of a Note pursuant to this Section 17 shall be, nor shall be deemed, to be a discharge, rescission, extinguishment, novation or substitution of the underlying obligation, which shall continue to be the same obligation and not a new obligations.
          (18) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
          (19) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys’ fees and disbursements.
          (20) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.
          (21) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.
          (22) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Trading Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Trading Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Trading Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
          (23) NOTICES; CURRENCY; TAXES; PAYMENTS.
               (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.
               (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
               (c) Taxes.
          (i) Any and all payments by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under Part XIII of the Income Tax Act (Canada) (collectively referred to as “Part XIII Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Part XIII Taxes pursuant to any applicable law. If the Company shall be required to deduct any Part XIII Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the Canada Revenue Agency within the time required.
          (ii) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note (“Other Taxes”).
          (iii) The Company shall deliver to the Holder official receipts, if any, in respect of any Part XIII Taxes and Other Taxes payable hereunder promptly after payment of such Part XIII Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.
          (iv) If the Company fails to pay any amounts in accordance with this Section 23(c), the Company shall indemnify the Holder within ten (10) calendar days after written demand therefor, for the full amount of any Part XIII Taxes or Other Taxes, plus any related interest or penalties, that are paid by the Holder to the Canada Revenue Agency or other relevant governmental authority as a result of such failure.
          (v) The obligations of the Company under this Section 23(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.
               (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18.0%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).
          (24) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.
          (25) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.
          (26) GOVERNING LAW; JURISDICTION; JURY TRIAL. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in New York. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.
          (27) JUDGMENT CURRENCY.
               (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 27 referred to as the “Judgment

Currency”) an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:
          (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
          (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 27(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
               (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 27(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
               (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.
          (28) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.
          (29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
               (a) “1933 Act” means the Securities Act of 1933, as amended.
               (b) “Adjusted Conversion Price” means, as of any date of determination, the price equal to the arithmetic average of the Daily VWAP of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (c) “Approved Share Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to any employee, officer or director for services provided to the Company, including, without limitation, the Company’s Amended and Restated Stock Option

Plan, approved by the Company’s board of directors on February 21, 2007 and submitted for approval by the Company’s shareholders, the whole as disclosed as Schedule 1 to Schedule B to the Company’s Management Proxy Circular dated March 13, 2007.
               (d) “Basket Indebtedness” means one or more unsecured financing facilities to be obtained by the Company after the Issuance Date, which shall either rank pari passu or junior to the Notes, with an aggregate Indebtedness at any one time outstanding not to exceed $7.5 million at any time.
               (e) “Bloomberg” means Bloomberg Financial Markets.
               (f) “Canadian Prospectus” shall have the meaning set forth in the Registration Rights Agreement.
               (g) “Change of Control” means any Fundamental Transaction other than (A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or (C) pharmaceutical collaborations by the Company or any of its Subsidiaries involving the licensing of a product that does not, individually or in the aggregate, (i) constitute a sale, assignment, transfer, conveyance or otherwise a disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries to another Person, (ii) provide for the consummation of a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (iii) result in any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (h) “Change of Control Make-Whole Amount” means, as to any Conversion Amount being redeemed in connection with a Change of Control Redemption pursuant to Section 5(a), an amount equal to the sum of (x) the difference between (i) the Interest that, but for the applicable redemption, would have been paid to the Holder at the greater of (x) 10% per annum and (y) the applicable Interest Rate on such Conversion Amount from the Issuance Date through the Maturity Date and (ii) the amount of Interest already paid to the Holder through the Change of Control Redemption Date, as applicable and (y) cash in an amount equal to the value of a warrant with an unexercised portion equal to the period commencing on the Change of Control Redemption Date and ending on the Maturity Date (the “Remaining

Term”), which value shall be determined by use of the Black and Scholes Option Pricing Model (as defined in the Warrant) reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate as of the date immediately prior to the Change of Control Redemption Date for a period equal to the Remaining Term; (ii) Common Share price equal to the per share value of the consideration receivable in the Change of Control; (iii) an expected volatility equal to the greater of 60% and the 100 day volatility ending on the date the Change of Control transaction is announced obtained from the HVT function on Bloomberg; and (iv) the date that such warrant terminates shall be the Maturity Date.
               (i) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on NASDAQ, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if NASDAQ is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on TSX or such other principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (j) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.
               (k) “Common Shares Deemed Outstanding” means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes, the Junior Notes and the Warrants.
               (l) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
               (m) “Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.
               (n) “Daily VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” single or multiple day functions, as applicable, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Daily VWAP cannot be calculated for a security on a particular date on any of the foregoing bases, the Daily VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (o) “Eligible Market” means the Principal Markets, The New York Stock Exchange, Inc or the American Stock Exchange.
               (p) “Equity Conditions” means that each of the following conditions is satisfied: (i) on each day during the period beginning six (6) months prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Common Shares issuable upon conversion or redemption or as Conversion Failure Shares of the Notes and the Junior Notes and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both NASDAQ and TSX; provided, however, that with respect to any date of determination prior to the six (6) month anniversary of the Effective Date, the Equity Conditions Measuring Period, for purposes of clauses (x) and (y) above, shall be the period beginning on the Effective Date and ending on and including the applicable date of determination; (ii) on each day during the Equity Conditions Measuring Period, the Common Shares are designated for quotation on an Eligible Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered Conversion Shares upon conversion of the Notes and the Junior Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 2(c)(ii) hereof (and analogous provisions under the Other Notes and Junior Notes) and Sections 2(a) of the Warrants; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default that has not been cured at least one month prior to the Mandatory Redemption/Conversion Date; (vii) the Company shall not have any knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes and the Junior Notes and Common Shares issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) at the applicable date of determination, the Company is not Insolvent (as defined in the Securities Purchase Agreement).
               (q) “Equity Conditions Failure” means that on any day during (i) the period commencing twenty-one (21) Trading Days prior to the applicable Interest Notice Date through the applicable Interest Notice Date, (ii) the period commencing with the applicable Interest Notice Due Date through the applicable Interest Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder), or (iii) the period commencing ten (10) Trading Days prior to the applicable Mandatory Redemption/Conversion Notice Date through the applicable Mandatory Redemption/Conversion Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

               (r) “Exchange Cap Limitation Shares” means with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price.
               (s) “Excluded Securities” means any Common Shares issued or issuable: (i) in connection with any Approved Shares Plan; (ii) upon conversion of the Notes, the Junior Notes or the exercise of the Warrants, (iii) in connection with the payment of any Conversion Failure Shares on the Notes or the Junior Notes; (iv) pursuant to a bona fide firm commitment underwritten public offering at a price per Common Shares not less than the Conversion Price in effect at the time of such offering with a nationally recognized underwriter which generates gross proceeds to the Company of at least $20,000,000 (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the 1933 Act and “equity lines”); (v) in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies the primary purpose of which is not to raise equity capital; and (vi) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.
               (t) “Ex Date” means (i) when used with respect to any issuance or distribution, means the first date on which the Common Shares trade the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade the regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer or exchange offer means the first date on which the Common Shares trade the regular way on such exchange or in such market after the expiration time of such tender offer or exchange offer (as it may be amended or extended).
               (u) “Fundamental Transaction” means the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Shares or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (v) “Fundamental Transaction Consideration Amount” means with respect to any one (1) Common Share sold, tendered, exchanged, or otherwise transferred to any Person in such Fundamental Transaction for consideration, the sum of (i) if such consideration consists of any cash amount, the gross amount of cash received by such holder of such Common Share therefor, and (ii) if such consideration is other than cash, the fair value of such consideration other than cash received by such holder of such Common Share, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the arithmetic average of the Closing Sale Prices of such securities during the ten (10) consecutive Trading Days ending on the date of receipt of such securities. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of a Valuation Event, the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
               (w) “GAAP” means United States generally accepted accounting principles, consistently applied.
               (x) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date.
               (y) “Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.
               (z) “Interest Rate” means six percent (6.00%) per annum, subject to periodic adjustment pursuant to Section 2.
               (aa) “Junior Notes” means those certain Senior Subordinated Convertible Notes issued pursuant to the Securities Purchase Agreement on the Closing Date, as amended from time to time.
               (bb) “Maturity Date” means [___], 2027.
               (cc) “NASDAQ” means The NASDAQ Global Market.
               (dd) “Net Cash Balance” means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to the Company’s consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes and accounts payable).
               (ee) “November 2006 Notes” means those certain senior convertible notes issued pursuant to that certain indenture dated as of November 9, 2006, by and between the Company and The Bank of New York, as trustee, as in effect as of the date hereof, without any amendment, modifications, extensions or waivers thereto.
               (ff) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
               (gg) “Other Taxes” shall have the meaning as set forth in Section 23(c)(i)(ii) hereof.
               (hh) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
               (ii) “Part XIII Taxes” shall have the meaning as set forth in Section 23(c)(i) hereof.
               (jj) “Permitted Indebtedness” means (i) this Note and the Other Notes, (ii) Indebtedness incurred by the Company or any of its Subsidiaries that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing, and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date or later, (iii) Indebtedness secured by Permitted Liens, (iv) the November 2006 Notes, (v) intercompany Indebtedness amongst the Company and its Subsidiaries and any among any of the Company’s Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note, (vi) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 13(a), and (vii) the Basket Indebtedness.
               (kk) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established as reconciled to GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment (the “Equipment”) acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such Equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such Equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such Equipment, in each case with respect to Indebtedness that has no recourse to the Company’s and its Subsidiaries’ existing assets or properties (other than such Equipment).
               (ll) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
               (mm) “Principal Markets” means NASDAQ and TSX, and each, individually, a “Principal Market”.
               (nn) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, and Mandatory Redemption/Conversion Notices and, each of the foregoing, individually, a Redemption Notice.
               (oo) “Redemption Premium” means (i) in the case of the Events of Default described in Section 4(a)(i) — (vi), (ix) — (xi) and (xiii) — (xv), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) — (viii) and (xii), 100%.
               (pp) “Redemption Prices” means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, Option Purchase Price, and Mandatory Redemption Price and, each of the foregoing, individually, a Redemption Price.

               (qq) “Registration Rights Agreement” means that certain registration rights agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and the Junior Notes and exercise of the Warrants.
               (rr) “Required Holders” means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.
               (ss) “SEC” means the United States Securities and Exchange Commission.
               (tt) “Securities Purchase Agreement” means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.
               (uu) “Subscription Date” means [____ __], 2007.
               (vv) “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.
               (ww) “TSX” means the Toronto Stock Exchange.
               (xx) “Trading Day” means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).
               (yy) “Voting Shares” of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
               (zz) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.
          (30) DISCLOSURE. From and after an Effective Registration, upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the

Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

Neurochem Inc.
By:
Name:
Title:

EXHIBIT I
NEUROCHEM INC.
CONVERSION NOTICE
Reference is made to the Senior Convertible Note (the “Note”) issued to the undersigned by Neurochem Inc. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares, without par value (the “Common Shares”) of the Company, as of the date specified below.

Date of Conversion:

Aggregate Conversion Amount to be converted:

Please confirm the following information:

Conversion Price:

Number of Common Shares to be issued:

Please confirm the type of Settlement in effect as of the Date of Conversion:
     ___ Full Share Settlement                                        ___ Net Share Settlement
Is the Variable Price being relied on pursuant to Section 7(d) of the Note? (check one) YES ☐ NO ☐
Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the maximum percentage of the total outstanding Common Shares as determined pursuant to the provisions of Section 3(d)(i) of the Note.
Please issue the Common Shares into which the Note is being converted in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:
Title:

Dated:

Account Number:

(if electronic book entry transfer)

Transaction Code Number:

(if electronic book entry transfer)

ACKNOWLEDGMENT
     The Company hereby acknowledges this Conversion Notice and hereby directs Computershare Investor Services to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated [_____ __], 2007 from the Company and acknowledged and agreed to by Computershare Investor Services.

Neurochem Inc.
By:
Name:
Title:

[FORM OF SENIOR SUBORDINATED CONVERTIBLE NOTE]
NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEUROCHEM INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER [ ], 2007.
ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 17(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.
Neurochem Inc.
Senior Subordinated Convertible Note

Issuance Date: _______ __, 2007	Original Principal Amount: U.S. $[___] Note Certificate Number___

          FOR VALUE RECEIVED, Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), hereby promises to pay to [BUYER][OTHER BUYERS] or registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below), from the date set out above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Convertible Notes issued pursuant to the Securities Purchase Agreement (as defined below) on the Closing Date (collectively, the “Notes” and such other Senior Convertible Notes, the “Other Notes”). Certain capitalized terms used herein are defined in Section 29.
          (1) MATURITY. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, on such Principal and Interest. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.
          (2) INTEREST; INTEREST RATE. Interest on the Principal of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable semi-annually in arrears on the fifteenth of each May and November during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an “Interest Date”) with the first Interest Date being November 15, 2007. Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.
          (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of the capital of the Company, without par value (the “Common Shares”), on the terms and conditions set forth in this Section 3.
               (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share.
               (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the “Conversion Rate”).
               (i) “Alzhemed Press Release Date” means the date on which the Company issues a press release disclosing the preliminary top-line results on the primary clinical efficacy and the disease modification endpoints, together with the preliminary results on safety, all in relation to the Company’s North American Phase III Clinical Trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease.
               (ii) “Conversion Amount” means the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made.
               (iii) “Conversion Price” means the lesser of (x) the Fixed Conversion Price and (y) the Variable Conversion Price, if any; provided that the Conversion Price shall not be lower than the Floor Price.
               (iv) “Conversion Value” means the product of (1) the Conversion Rate in effect and (2) the arithmetic average of the Closing Sale Prices of the Common Shares on each Trading Day during the Conversion Reference Period.
               (v) “Conversion Reference Period” means the ten (10) consecutive Trading Days ending on the Conversion Date.
               (vi) “Daily Share Amount” means, for any Trading Day, a number of Common Shares equal to the quotient of: (I)(A) the product of (x) the Closing Sale Price of the Common Shares on that Trading Day, multiplied by (y) the Conversion Rate in effect on the Conversion Date, minus (B) $1,000, divided by (II) the product of (A) the Closing Sale Price of the Common Shares on that Trading Day, multiplied by (B) 10.
               (vii) “Fixed Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination, the lesser of (x) the arithmetic average of the Daily VWAP of the Common Shares on each Trading Day during the five (5) Trading Day period commencing on the Mandatory Conversion Notice Date (as defined below) and (y) a price equal to $12.68, in each case, subject to adjustment as provided herein. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

               (viii) “Floor Price” means (x) if the Alzhemed Press Release Date occurs on or prior to the fifth (5th) Trading Day following the Effective Date (as defined in the Registration Rights Agreement), $6.00 or (y) if the Alzhemed Press Release Date occurs after the fifth (5th) Trading Day following the Effective Date (as defined in the Registration Rights Agreement), $9.00, in each case, subject to adjustment as provided herein.
               (ix) “PDUFA Date” means the date that the Company receives an approval, an approvable letter, or a not approvable letter from the Food and Drug Administration of the United States regarding the Company’s New Drug Application for eprodiasate (KIACTA™) for the treatment of Amyloid A ( AA ) amyloidosis.
               (x) “Variable Conversion Price” means, at any time, the arithmetic average of the Daily VWAP of the Common Shares on each Trading Day during the five (5) Trading Day period ending on the Trading Day immediately preceding the applicable Conversion Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (c) Mechanics of Conversion.
               (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York time, on such date (a “Conversion Date”), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”). Upon receipt of a Conversion Notice, (A) if the Company has not elected to effect all conversions of this Note in Net Share Settlements (as defined below) on or prior to the applicable Share Settlement Election Determination Date (as defined below) or if the Company has delivered a Full Share Election Notice (as defined below) on or prior to the applicable Share Settlement Election Date, on or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (1) (x) provided that the Transfer Agent is participating in the Fast Automated Securities Transfer Program of the Depository Trust Company (“DTC”), credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion

Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount (a “Full Share Settlement”) or (B) if the Company has elected to effect all conversions under this Note as Net Share Settlements (as defined below) by delivering a written notice by facsimile and overnight courier to all, but not less than all, of the holders of Notes (a “Net Share Election Notice” and such date of delivery to the Holder, the “Net Share Settlement Election Notice Delivery Date”) on or prior to the thirtieth calendar day prior to the Conversion Date (such date, the “Share Settlement Election Determination Date”) and the Company has not delivered a written notice to the Holder electing to effect all conversions under this Note as Full Share Settlements (a “Full Share Election Notice” and such date of delivery to the Holder, the “Full Share Settlement Election Notice Delivery Date”) on or prior to the Share Settlement Election Determination Date, on the Share Delivery Date the Company shall pay the Holder an amount of cash equal to, for each $1,000 in Principal Amount of this Note being converted, the sum of (x) the lesser of (I) the Conversion Value and (II) the Conversion Amount being converted pursuant to this Section 3(a) and (y) any accrued and unpaid Interest up to and including the Conversion Date on such Conversion Amount, and, to the extent the Conversion Value exceeds $1,000, a number of Common Shares (the “Residual Value Shares”) equal to the sum of the Daily Share Amounts for each Trading Day of the Conversion Reference Period (a “Net Share Settlement”). Notwithstanding anything herein to the contrary, the Company (i) may not deliver a Net Share Election Notice in respect of any conversion that is effective within five (5) years plus one (1) day of the Issuance Date, and (ii) may not effect Net Share Settlement in respect of the Note of a director, officer, consultant or employee of the Company or any Subsidiary. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in any event no later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.
               (ii) Failure to Timely Convert.
          (1) If the Company shall fail to issue a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a “Conversion Failure”), then (A) the Company shall, upon the earlier of (i) the tenth (10th) Trading Day after the first day of the Conversion Failure, (ii) the third (3rd) Trading Day after the date when the Conversion Failure has been cured and (iii) the third (3rd) Trading Day after the request of the Holder (the “Conversion Failure Settlement Date”), pay damages to the Holder for each day of such Conversion Failure in an amount (the “Conversion Failure Amount”) in such number of Common Shares (“Conversion Failure Shares”) equal to the quotient of (x) 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Shares on the Share Delivery Date, divided by (y) the Conversion Price in effect as of the Conversion Date; provided, however, that the Company may, at its option following written notice to the Holder (the “Conversion Failure Notice”) delivered to the Holder no later than three (3) Trading Days prior to the Conversion Failure Settlement Date, pay such damages in cash (the “Conversion Failure Cash Damages”) and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. Notwithstanding anything herein to the contrary, as of the date of any payment by the Company in cash to the Holder with respect to a Buy-In (as defined below) pursuant to Section 3(c)(ii)(3) below, any Conversion Failure Amount then payable pursuant to this Section 3(c)(ii)(1) shall be reduced to an amount not less than zero on a dollar-for-dollar basis by such cash amount paid to the Holder as of such date pursuant to Section 3(c)(ii)(3) below.
          (2) When any Conversion Failure Amount is to be paid to a Holder on a Conversion Failure Settlement Date then the Company shall (i) to the extent the Company has elected to pay such Conversion Failure Amount in Conversion Failure Shares, (X) provided that the Company’s Transfer Agent is participating in the Fast Automated Securities Transfer Program of the DTC and such action is not prohibited by applicable law or regulation or any applicable policy of DTC, credit such aggregate number of Conversion Failure Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and deliver on the applicable Conversion Failure Settlement Date to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business

Days prior to the applicable Conversion Failure Settlement Date, a certificate, registered in the name of the Holder or its designee, for the number of Conversion Failure Shares to which the Holder shall be entitled or (ii) to the extent the Company has elected to pay such Conversion Failure Amount in cash, pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any Conversion Failure Cash Damages. Notwithstanding the foregoing, (x) if an Event of Default has occurred and is continuing during the period commencing on such Conversion Failure and ending on the Conversion Share Delivery Date, (y) if the Company elects to pay such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) in cash by delivering a written notice to the Holder at least three (3) Trading Days prior to the Conversion Failure Settlement Date or (z) if such Conversion Failure Settlement Date occurs on or after the fifth anniversary of the Issuance Date and one day, the Company shall not be entitled to pay the Conversion Failure Amount as Conversion Failure Shares and, in lieu of such payment in accordance with this Section 3(c)(ii), the Holder shall receive from the Company on the Conversion Failure Settlement Date, as a partial indemnity for losses and expenses incurred by the Holder with respect to such Conversion Failure, a cash amount equal to such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) by wire transfer of immediately available funds.
          (3) In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Conversion Notice, the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder’s conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (the “Buy-In Price”) over the product of (A) such number of Common Shares times (B) the Closing Bid Price on the Conversion Date, and immediately before the time of such payment, such Conversion Notice shall be deemed withdrawn by the Holder and shall be null and void, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and (x) if prior to the fifth anniversary of the Issuance Date and one day, the Conversion Failure Amount in Section 3(c)(ii)(1) above shall be increased by an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date or (y) if on or after the fifth anniversary of the Issuance Date and one day, pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date.
               (iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) in which the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”) shall be recorded. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 16. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.
               (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, the Company shall cause the Company to issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 22.
               (d) Limitations on Conversions.
               (i) [Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) for purposes of the Securities Act (Ontario), in excess of [9.99]1% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes, Senior Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. [By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in

[1]	4.99% for Radcliffe, Ramius and Heights

excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes]2.
               (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon conversion of this Note, and the Holder of this Note shall not have the right to receive upon conversion of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which the Company may issue upon conversion or exercise, as applicable, of the Notes, the Senior Notes and the Warrants without breaching the Company’s obligations under the rules or regulations of either Principal Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains all necessary approval required pursuant to the rules of the TSX for issuances of Common Shares in excess of such amount. Until such approval or written opinion is obtained, the Company shall not be obligated to issue to any purchaser of the Notes pursuant to the Securities Purchase Agreement (the “Purchasers”) in the aggregate, upon conversion or exercise, as applicable, of Notes, Senior Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to each of the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the “Exchange Cap Allocation”). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Notes, the transferee shall be allocated a pro rata portion of such Purchaser’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder’s Notes into a number of Common Shares which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.
               (iii) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) deliver to the Holder

[2]	Deleted from Radcliffe Note

on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the “Adjusted Conversion Shares”) and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the “Conversion Make-Whole”). Notwithstanding the foregoing, in the event that (i) it would be contrary to the rules and regulations of any applicable Principal Market, if the Company were to honor the Holder’s Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, and (ii) the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price as such issuance would result in the Company exceeding the Exchange Cap, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the “Exchange Cap Redemption Payment”), in lieu of its obligation to deliver such Adjusted Conversion Shares and Conversion Make-Whole. If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.
          (3) RIGHTS UPON EVENT OF DEFAULT.
               (a) Event of Default. Each of the following events shall constitute an “Event of Default”:
               (i) the failure of (A) any Common Shares issued or issuable upon conversion to be freely tradable under Canadian law (without regard to any restrictions that may apply under Regulation S of the 1933 Act) on TSX (subject to any restrictions on disposition by the holder of a control block) on or after [______ ___],4 2007, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable and such lapse continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period, or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is thirty (30) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or,

[3]	Insert date that is that is four months plus 1 day from Issuance Date.

while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder’s Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));
               (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;
               (iii) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares (or, if applicable, failure to deliver the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment in accordance with Section 3(d)(iii) above) within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;
               (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are reserved for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);
               (v) the Company’s failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption payments) or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or such other amounts (excluding Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;
               (vi) the occurrence of any default under, redemption of or acceleration prior to maturity of Indebtedness of the Company or any of its material Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement), other than with respect to any Other Notes, in an aggregate amount in excess of $1 million;

               (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;
               (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;
               (ix) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
               (x) other than as set forth in item (xi) below, the Company breaches any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days;
               (xi) any breach or failure in any respect to comply with Section 13 of this Note or Section 4(u) of the Securities Purchase Agreement;
               (xii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Note;
               (xiii) the Company breaches any representation or warranty of any Transaction Document in any material respect (except for those representations and warranties that are qualified by materiality or Material Adverse Effect (as defined in the Securities Purchase Agreement), which shall not be breached in any respect) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall not have been breached as of such specified date), in the reasonable opinion of either (A) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of the Issuance Date (provided such persons are Holders of Notes at the time of such notice) or (b) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of any such determination date, in either case, as evidenced by one or more written notices to the Company by such holders of Notes;
               (xiv) the Shareholder Approval (as defined in the Securities Purchase Agreement) is not obtained by the Shareholder Meeting Deadline (as defined in the Securities Purchase Agreement) and the Company has failed to comply in all respects with the terms and conditions set forth in Section 4(q) of the Securities Purchase Agreement; or
               (xv) the Company either fails to (x) timely provide a Change in Control Notice or (y) make the related Change of Control Redemption Offer, in each case, in accordance with Section 5(a) below.
               (b) Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within three (3) Business Days deliver written notice thereof via facsimile and overnight courier (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note (the “Event of Default Redemption Right”) by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem; provided, however, that if the Company cures such Event of Default (excluding the Events of Default set forth in Section 4(a)(vii), (viii) and any Events of Default which are incapable of be cured) during the five (5) Business Day period after the occurrence of such Event of Default, the Event of Default Redemption Right shall terminate and any Event of Default Redemption Notices submitted during such five (5) Business Day period shall be null and void. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the (I) with respect to any Event of Default other than the Event of Default set forth in Section 4(a)(xv), the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the greatest of (X) the Closing Sale Price of the Common Shares on the date immediately preceding such Event of Default, (Y) the Closing Sale Price of the Common Shares on the date immediately following such Event of Default and (Z) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the date the Holder delivers the Event of Default Redemption Notice to the Company or (II) with respect to the Event of Default set forth in Section 4(a)(xv), the applicable Change of Control Redemption Price (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
          (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.
               (a) Redemption Right. No sooner than fifteen (15) days and no later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver a written notice thereof via facsimile and overnight courier to the Holder (a “Change of Control Notice”), in which the Company shall offer to redeem this Note at the Change of Control Redemption Price (as defined below) in accordance with this Section 5(a) (such offer, a “Change of Control Redemption Offer”). At any time during the period (the “Change of Control Period”) beginning after the Holder’s receipt of a Change of Control Notice containing a Change of Control Redemption Offer and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may elect to have the Company redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) sum of (i) the Conversion Amount being redeemed together with any accrued and unpaid Interest thereon and Late Charges, if any, on such Conversion Amount and Interest through the redemption date and (ii) the applicable Change of Control Make-Whole Amount and (y) the product of (A) the Fundamental Transaction Consideration Amount and (B) the number of Common Shares issuable upon conversion of the Conversion Amount being redeemed in connection with such Change of Control (the “Change of Control Redemption Price”). Redemptions made in cash as required by this Section 5 shall be made in accordance with the provisions of Section 11 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(a) may be converted, in whole or in part, by the Holder into Common Shares, or at any time on or after five (5) years and one (1) day after the Issuance Date, in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Company’s Common Shares pursuant to Section 3. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 5(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Change of Control redemption premium due under this Section 5(a) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

               (b) Additional Fundamental Transaction Rights. At any time on or after five (5) years and one (1) day after the Issuance Date, the following shall also apply:
               (i) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(b)(i) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the Principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes having similar ranking to the Notes, and satisfactory to the Required Holders. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Company’s Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.
               (ii) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any

Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note. Notwithstanding anything herein to the contrary, the provisions of this Section 5(b)(ii) shall not apply with respect to any Corporate Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. At any time on or after five (5) years and one (1) day after the Issuance Date, if the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. Notwithstanding anything herein to the contrary, the provisions of this Section 6 shall not apply with respect to any Purchase Rights unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
               (a) Adjustment of Fixed Conversion Price and Floor Price upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Fixed Conversion Price and the Floor Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines

(by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Fixed Conversion Price and the Floor Price in effect immediately prior to such combination will be proportionately increased.
               (b) Holder’s Right of Alternative Conversion Price Following Issuance of Convertible Securities. If the Company issues or sells, agrees to issue or sell, or in accordance with Section 7(a) is deemed to have issued or sold any Options or Convertible Securities after the Issuance Date (a “Variable Price Event”) that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the “Variable Notice”) on the date of issuance or deemed issuance of such Convertible Securities or Options. From and after the date the Company issues, agrees to issue or is deemed to have issued, any such Convertible Securities or Options with a Variable Price, but only for so long as such Convertible Securities or Options are outstanding, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Notes held by it by designating in the Conversion Notice delivered upon conversion of such Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder’s election to rely on a Variable Price for a particular conversion of Notes shall not obligate the Holder to rely on a Variable Price for any future conversion of Notes. In addition, if the Company issues or sells or is deemed to have issued or sold any securities prior to the first anniversary of the Issuance Date pursuant to its equity line of credit facility entered into by the Company and Cityplatz Limited in August 2006 for a consideration per Common Share less than the Applicable Price, then immediately after such issuance or sale, agreement to issue or sell, or deemed issuance or sale, the Fixed Conversion Price then in effect shall be reduced to an amount equal to the price per Common Share of such issuance or sale (the “Variable Conversion Price Adjustment”). Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Variable Conversion Price Adjustment and (II) the Floor Price in effect immediately prior to such Variable Conversion Price Adjustment, divided by (B) the Fixed Conversion Price in effect immediately prior to such Variable Conversion Price Adjustment. Notwithstanding anything herein to the contrary, the provisions of this Section 7(c) shall not apply with respect to any Variable Price Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
               (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (each, an “Other Event”), which would have a similar economic impact on the Holder as any of the foregoing provisions of this Section 7 (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Fixed Conversion Price and the Floor Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase either the Fixed Conversion Price or the Floor Price as otherwise determined pursuant to this Section 7. Notwithstanding anything herein to the contrary, the provisions of this Section

7(c) shall not apply with respect to an Other Event unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (8) COMPANY’S RIGHT OF MANDATORY CONVERSION.
               (a) General. If at any time following the Effective Date (as defined in the Registration Rights Agreement) and ending on the fifth Trading Day after the Effective Date (the “Mandatory Conversion Eligibility Date”), the Equity Conditions shall have been satisfied or waived in writing by the Holder from and including the Mandatory Conversion Notice Date (as defined below) through and including the Mandatory Conversion Date (as defined below), the Company shall have the right, as of the Mandatory Conversion Date, provided that there has been no Equity Conditions Failure, to require the conversion of all, but not less than all, of the Conversion Amount (the “Mandatory Conversion Amount”) then remaining under this Note as designated in the Mandatory Conversion Notice, in accordance with this Section 8 (a “Mandatory Conversion”). The Company may exercise its right to require a Mandatory Conversion under this Section 8(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the “Mandatory Conversion Notice” and the date all of the holders received such notice is referred to as the “Mandatory Conversion Notice Date”) and each Mandatory Conversion Notice shall be irrevocable. The Mandatory Conversion Notice shall state (A) the date on which the Mandatory Conversion shall occur (the “Mandatory Conversion Date”) which date shall be five (5) Trading Days after the Mandatory Conversion Notice Date, and (B) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Mandatory Conversion from all of the holders of the Notes pursuant to this Section 8 (and analogous provisions under the Other Notes) on the Mandatory Conversion Date.
               (b) Mechanics of Mandatory Conversion. Subject to Section 3(d), if the Company delivers a Mandatory Conversion Notice and elects a Mandatory Conversion in accordance with Section 8(a), then the applicable Mandatory Conversion Amount, if any, shall be converted as of the applicable Mandatory Conversion Date by converting on such Mandatory Conversion Date such Mandatory Conversion Amount at the Conversion Price; provided that the Equity Conditions have been satisfied (or waived in writing by the Holder) on such Mandatory Conversion Date. If the Equity Conditions are not satisfied (or waived in writing by the Holder) on such Mandatory Conversion Date, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to do any one or more of the following: (i) the Company shall redeem all or any part designated by the Holder of the unconverted Mandatory Conversion Amount (such designated amount is referred to as the “First Redemption Amount”) on such Mandatory Conversion Date and the Company shall pay to the Holder on such Mandatory Conversion Date, by wire transfer of immediately available funds, an amount in cash equal to such First Redemption Amount, or (ii) the Mandatory Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Mandatory Conversion Amount and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Mandatory Conversion Amount. If the Company fails to redeem any First Redemption Amount on or before the applicable Mandatory Conversion Date by payment of such amount on the applicable Mandatory Conversion Date, then the Holder shall have the rights set forth in Section 11 as if the Company failed to pay an Event of Default Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(b), but subject to 3(d), until the Company delivers Common Shares representing the Mandatory Conversion Amount to the Holder, the Mandatory Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3.
                    (c) Pro Rata Conversion Requirement. If the Company elects to cause a Mandatory Conversion pursuant to Section 8(a), then it must simultaneously take the same action with respect to the Other Notes.
          (9) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its constating documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.
          (10) AUTHORIZED SHARES.
               (a) Reservation. The Company initially shall reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved of the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of Common Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
               (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the number of the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in any event, no later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy or information statement and shall use its reasonable best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.
          (11) REDEMPTIONS.
               (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(a), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Trading Days after the Company’s receipt of such notice otherwise (the “Change of Control Redemption Date”). In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing such Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 17(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Shares during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.
               (b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(a) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company’s receipt of the Holder’s Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company’s receipt of the Holder’s Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.
          (12) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.
          (13) COVENANTS.
               (a) Rank. All payments due under this Note (a) shall rank junior to the Senior Notes and the November 2006 Notes and the Basket Indebtedness and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries.
               (b) Incurrence of Indebtedness. So long as this Note is outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) other Permitted Indebtedness.
               (c) Existence of Liens. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.
               (d) Restricted Payments. the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any other Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.
          (14) PARTICIPATION. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case any Fixed Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Fixed Conversion Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date. Upon each such adjustment of the Fixed Conversion Price hereunder, the Floor Price shall be adjusted to the quotient of (A) the product of (I) the Fixed Conversion Price in effect immediately after such Distribution and (II) the Floor Price in effect immediately prior to such Distribution, divided by (B) the Fixed Conversion Price in effect immediately prior to such Distribution.
          (15) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The consent of the Company, TSX and the affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 15.
          (16) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.
          (17) REISSUANCE OF THIS NOTE.
               (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 17(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 17(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.
               (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the

Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal.
               (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 17(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
               (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 17(a) or Section 17(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges, if any, on the Principal and Interest of this Note, from the Issuance Date.
               (e) Effect of Exchange or Reissuance. For greater certainty, no exchange nor reissuance of a Note pursuant to this Section 17 shall be, nor shall be deemed, to be a discharge, rescission, extinguishment, novation or substitution of the underlying obligation, which shall continue to be the same obligation and not a new obligations.
          (18) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
          (19) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys’ fees and disbursements.
          (20) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.
          (21) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.
          (22) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Trading Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Trading Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Trading Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
          (23) NOTICES; CURRENCY; TAXES; PAYMENTS.
               (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common

Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.
               (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
               (c) Taxes.
          (i) Any and all payments by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under Part XIII of the Income Tax Act (Canada) (collectively referred to as “Part XIII Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Part XIII Taxes pursuant to any applicable law. If the Company shall be required to deduct any Part XIII Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the Canada Revenue Agency within the time required.
          (ii) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note (“Other Taxes”).
          (iii) The Company shall deliver to the Holder official receipts, if any, in respect of any Part XIII Taxes and Other Taxes payable hereunder promptly after payment of such Part XIII Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.

          (iv) If the Company fails to pay any amounts in accordance with this Section 23(c), the Company shall indemnify the Holder within ten (10) calendar days after written demand therefor, for the full amount of any Part XIII Taxes or Other Taxes, plus any related interest or penalties, that are paid by the Holder to the Canada Revenue Agency or other relevant governmental authority as a result of such failure.
          (v) The obligations of the Company under this Section 23(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.
               (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18.0%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).
          (24) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.
          (25) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.
          (26) GOVERNING LAW; JURISDICTION; JURY TRIAL. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in New York. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.
          (27) JUDGMENT CURRENCY.
               (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 27 referred to as the “Judgment Currency”) an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:
          (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
          (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 27(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
               (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 27(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

               (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.
          (28) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.
          (29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
               (a) “1933 Act” means the Securities Act of 1933, as amended.
               (b) “Adjusted Conversion Price” means, as of any date of determination, the price equal to the arithmetic average of the Daily VWAP of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (c) “Approved Share Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to any employee, officer or director for services provided to the Company, including, without limitation, the Company’s Amended and Restated Stock Option Plan, approved by the Company’s board of directors on February 21, 2007 and submitted for approval by the Company’s shareholders, the whole as disclosed as Schedule 1 to Schedule B to the Company’s Management Proxy Circular dated March 13, 2007.
               (d) “Basket Indebtedness” means one or more unsecured financing facilities to be obtained by the Company after the Issuance Date, which shall either rank pari passu or senior to the Notes, with an aggregate Indebtedness at any one time outstanding not to exceed $7.5 million at any time.
               (e) “Bloomberg” means Bloomberg Financial Markets.
               (f) “Canadian Prospectus” shall have the meaning set forth in the Registration Rights Agreement.
               (g) “Change of Control” means any Fundamental Transaction other than (A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or (C) pharmaceutical collaborations by the Company or any of its Subsidiaries involving the licensing of a product that does not, individually or in the aggregate, (i) constitute a sale, assignment, transfer, conveyance or otherwise a disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries to another Person, (ii) provide for the consummation of a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (iii) result in any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (h) “Change of Control Make-Whole Amount” means, as to any Conversion Amount being redeemed in connection with a Change of Control Redemption pursuant to Section 5(a), an amount equal to the sum of (x) the difference between (i) the Interest that, but for the applicable redemption, would have been paid to the Holder at the greater of (x) 10% per annum and (y) the applicable Interest Rate on such Conversion Amount from the Issuance Date through the Maturity Date and (ii) the amount of Interest already paid to the Holder through the Change of Control Redemption Date, as applicable and (y) cash in an amount equal to the value of a warrant with an unexercised portion equal to the period commencing on the Change of Control Redemption Date and ending on the Maturity Date (the “Remaining Term”), which value shall be determined by use of the Black and Scholes Option Pricing Model (as defined in the Warrant) reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate as of the date immediately prior to the Change of Control Redemption Date for a period equal to the Remaining Term; (ii) Common Share price equal to the per share value of the consideration receivable in the Change of Control; (iii) an expected volatility equal to the greater of 60% and the 100 day volatility ending on the date the Change of Control transaction is announced obtained from the HVT function on Bloomberg; and (iv) the date that such warrant terminates shall be the Maturity Date.
               (i) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on NASDAQ, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if NASDAQ is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on TSX or such other principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (j) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.
               (k) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
               (l) “Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.
               (m) “Daily VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” single or multiple day functions, as applicable, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Daily VWAP cannot be calculated for a security on a particular date on any of the foregoing bases, the Daily VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (n) “Eligible Market” means the Principal Markets, The New York Stock Exchange, Inc or the American Stock Exchange.
               (o) “Equity Conditions” means that each of the following conditions is satisfied: (i) on each day during the period either (I) with respect to any Mandatory Conversion, beginning ten (10) Trading Days prior to such Mandatory Conversion Notice Date or (II) otherwise, beginning six (6) months prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Common Shares issuable upon conversion or redemption or as Conversion Failure Shares of the Notes and the Senior Notes and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both NASDAQ and TSX; provided, however, that with respect to any date of determination prior to the six (6) month anniversary of the Effective Date, the Equity Conditions Measuring Period, for purposes of clauses (x) and (y) above, shall be the period beginning on the Effective Date and ending on and including the applicable date of determination; (ii) on each day during the Equity Conditions Measuring Period, the Common Shares are designated for quotation on an Eligible Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered Conversion Shares upon conversion of the Notes and the Senior Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 2(c)(ii) hereof (and analogous provisions under the Other Notes and Senior Notes) and Sections 2(a) of the Warrants; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default that has not been cured at least one month prior to the Mandatory

Conversion Date; (vii) the Company shall not have any knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes and the Senior Notes and Common Shares issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) at the applicable date of determination, the Company is not Insolvent (as defined in the Securities Purchase Agreement).
               (p) “Equity Conditions Failure” means that on any day during (i) the period commencing twenty-one (21) Trading Days prior to the applicable Interest Notice Date through the applicable Interest Notice Date, (ii) the period commencing with the applicable Interest Notice Due Date through the applicable Interest Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder), or (iii) the period commencing ten (10) Trading Days prior to the applicable Mandatory Conversion Notice Date through the applicable Mandatory Conversion Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).
               (q) “Exchange Cap Limitation Shares” means with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price.
               (r) “Excluded Securities” means any Common Shares issued or issuable: (i) in connection with any Approved Shares Plan; (ii) upon conversion of the Notes, the Senior Notes or the exercise of the Warrants, (iii) in connection with the payment of any Conversion Failure Shares on the Notes or the Senior Notes; (iv) pursuant to a bona fide firm commitment underwritten public offering at a price per Common Shares not less than the Conversion Price in effect at the time of such offering with a nationally recognized underwriter which generates gross proceeds to the Company of at least $20,000,000 (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the 1933 Act and “equity lines”); (v) in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies the primary purpose of which is not to raise equity capital; and (vi) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.
               (s) “Ex Date” means (i) when used with respect to any issuance or distribution, means the first date on which the Common Shares trade the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade the regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer or exchange offer means the first date on which the Common Shares trade the regular way on such exchange or in such market after the expiration time of such tender offer or exchange offer (as it may be amended or extended).
               (t) “Fundamental Transaction” means the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Shares or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (u) “Fundamental Transaction Consideration Amount” means with respect to any one (1) Common Share sold, tendered, exchanged, or otherwise transferred to any Person in such Fundamental Transaction for consideration, the sum of (i) if such consideration consists of any cash amount, the gross amount of cash received by such holder of such Common Share therefor, and (ii) if such consideration is other than cash, the fair value of such consideration other than cash received by such holder of such Common Share, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the arithmetic average of the Closing Sale Prices of such securities during the ten (10) consecutive Trading Days ending on the date of receipt of such securities. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of a Valuation Event, the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
               (v) “GAAP” means United States generally accepted accounting principles, consistently applied.

               (w) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date.
               (x) “Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.
               (y) “Interest Rate” means five percent (5.00%) per annum, subject to periodic adjustment pursuant to Section 2.
               (z) “Maturity Date” means [_____ __], 2012.
               (aa) “NASDAQ” means The NASDAQ Global Market.
               (bb) “November 2006 Notes” means those certain senior convertible notes issued pursuant to that certain indenture dated as of November 9, 2006, by and between the Company and The Bank of New York, as trustee, as in effect as of the date hereof, without any amendment, modifications, extensions or waivers thereto.
               (cc) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
               (dd) “Other Taxes” shall have the meaning as set forth in Section 23(c)(i)(ii) hereof.
               (ee) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or

Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
               (ff) “Part XIII Taxes” shall have the meaning as set forth in Section 23(c)(i) hereof.
               (gg) “Permitted Indebtedness” means (i) this Note and the Other Notes, (ii) Indebtedness incurred by the Company or any of its Subsidiaries that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing, and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date or later, (iii) Indebtedness secured by Permitted Liens, (iv) the November 2006 Notes, (v) intercompany Indebtedness amongst the Company and its Subsidiaries and any among any of the Company’s Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note, (vi) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 13(a), and (vii) the Basket Indebtedness.
               (hh) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established as reconciled to GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment (the “Equipment”) acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such Equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such Equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such Equipment, in each case with respect to Indebtedness that has no recourse to the Company’s and its Subsidiaries’ existing assets or properties (other than such Equipment).
               (ii) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
               (jj) “Principal Markets” means NASDAQ and TSX, and each, individually, a “Principal Market”.
               (kk) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, and Mandatory Conversion Notices and, each of the foregoing, individually, a Redemption Notice.

               (ll) “Redemption Premium” means (i) in the case of the Events of Default described in Section 4(a)(i) — (vi) and (ix) — (xiv), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) — (viii), 100%.
               (mm) “Redemption Prices” means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, Option Purchase Price, and Mandatory Redemption Price and, each of the foregoing, individually, a Redemption Price.
               (nn) “Registration Rights Agreement” means that certain registration rights agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and the Senior Notes and exercise of the Warrants.
               (oo) “Required Holders” means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.
               (pp) “SEC” means the United States Securities and Exchange Commission.
               (qq) “Securities Purchase Agreement” means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.
               (rr) “Senior Notes” means those certain Senior Convertible Notes issued pursuant to the Securities Purchase Agreement on the Closing Date, as amended from time to time.
               (ss) “Subscription Date” means [_____ __], 2007.
               (tt) “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.
               (uu) “TSX” means the Toronto Stock Exchange.
               (vv) “Trading Day” means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

               (ww) “Voting Shares” of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
               (xx) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.
          (30) DISCLOSURE. From and after an Effective Registration, upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.
[Signature Page Follows]

               IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

Neurochem Inc.
By:
Name:
Title:

EXHIBIT I
NEUROCHEM INC.
CONVERSION NOTICE
Reference is made to the Senior Convertible Note (the “Note”) issued to the undersigned by Neurochem Inc. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares, without par value (the “Common Shares”) of the Company, as of the date specified below.

Date of Conversion:

Aggregate Conversion Amount to be converted:

Please confirm the following information:

Conversion Price:

Number of Common Shares to be issued:

Please confirm the type of Settlement in effect as of the Date of Conversion:
     ________ Full Share Settlement                                        ________ Net Share Settlement
Is the Variable Price being relied on pursuant to Section 7(b) of the Note? (check one)
YES ☐ NO ☐
Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the maximum percentage of the total outstanding Common Shares as determined pursuant to the provisions of Section 3(d)(i) of the Note.
Please issue the Common Shares into which the Note is being converted in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:
Title:

Dated:

Account Number:

(if electronic book entry transfer)

Transaction Code Number:

(if electronic book entry transfer)

ACKNOWLEDGMENT
          The Company hereby acknowledges this Conversion Notice and hereby directs Computershare Investor Services to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated [___ __], 2007 from the Company and acknowledged and agreed to by Computershare Investor Services.

Neurochem Inc.
By:
Name:
Title: